                                                                   Exhibit D-4.2

           BEFORE THE CORPORATION COMMISSION OF THE STATE OF OKLAHOMA


JOINT APPLICATION OF AMERICAN       )
ELECTRIC POWER COMPANY, INC.,       )
PUBLIC SERVICE COMPANY OF           )
OKLAHOMA AND CENTRAL AND SOUTH      )     CAUSE NO. PUD 980000444
WEST CORPORATION REGARDING          )
PROPOSED MERGER                     )     ORDER NO. 432267


HEARING:          April 19, 20 and 21, 1999
                  Before Robert E. Goldfield, Administrative Law Judge

                  May 11, 1999, before the Commission en banc

APPEARANCES:      Cody L. Graves, Attorney for American Electric Power
                  Company, Inc.

                  Jack P. Fite, Clark Evans Downs and Jay M. Gait, Attorneys for Public Service Company of Oklahoma and Central and South West Corporation

                  Deborah Jacobson, Assistance General Counsel for the Public Utility Division of the Oklahoma Corporation Commission

                  Marchi C. McCartney and Jeffrey P. Southwick. Staff Counsel for Consumer Services Division of the Oklahoma Corporation Commission

                  Deborah R. Morgan, Assistant Attorney General. Counsel for the Office of the Attorney General

                  Patrick D. Shore. Attorney for the Oklahoma Association of Electric Cooperatives

                  C. Max Speegle. Attorney for Municipal Electric Systems of Oklahoma

                  Robert D. Steward, Jr. and Harry H. Selph, II. Attorneys for Oklahoma Gas and Electric Company

                                   FINAL ORDER

BY THE COMMISSION

            The Corporation Commission of the State of Oklahoma ("Commission"), being regularly in session, and the undersigned Commissioners being present and participating, there comes on for consideration and action the report of the Administrative Law Judge in the above-entitled Cause and the appeals thereto.

            The procedural history in this Cause is set forth at pages 2 and 3 of the Report and Recommendations of the Administrative Law Judge ("Report") and is incorporated herein as if fully set forth.

                               SUMMARY OF EVIDENCE

            The Summary of Evidence found on pages 7 through 58 of the Report is adopted as the Summary of Evidence of the Commission.

            Oklahoma Association of Electric Cooperatives ("OAEC") and Municipal Electric Systems of Oklahoma ("MESO") filed appeals to the Report and argued that 17 O.S. Section 191.5 does not authorize or allow the exercise of "conditional approval" by the Commission of a merger. They argued that the statute provides that a merger application shall be approved unless one of the five conditions is found, in which case the merger shall be disapproved. They argued that the ALJ found that market power would exist and competition in Oklahoma would be harmed, and therefore the ALJ's "conditional approval" was beyond the jurisdiction of the Commission. (See the Report, at page 58.) OAEC and MESO further argued that as a result of this finding, under the above statute, the Commission was without discretion, and must deny the merger.


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
            OG&E argued that if the Commission determined, as a matter of law, that it does not have the authority to approve the merger with conditions, the request for approval of the merger should be rejected. In the alternative, if the Commission found as a matter of law that the Oklahoma merger statute (17 O.S. Sections 191.1 et seq.) did permit approval by the Commission of a merger subject to conditions. OG&E suggested various conditions. OG&E stated that if the merger should go forward, that the market and public interest should be protected from any negative impact of the merger.

            OG&E also noted its disagreement with the ALJ as to the recommendation regarding line loss being exclusively a Federal Energy Regulatory Commission jurisdictional issue. It is the position of OG&E that this Commission does have jurisdiction over the line loss issue. OG&E counsel stated that an OG&E witness, Stephen Heibson, quantified the line loss issue to be worth at least $15 million over a 10 year period, as a direct result of the merger and, OG&E's customers should not have to bear the cost of that loss.

            OG&E stated that the Southwest Power Pool ("SWPP") should be recognized as the final arbitrator as to the mitigation of the congestion issue, and requested that the Commission direct the parties to go to the SWPP to establish appropriate mitigation measures. OG&E recommended that the Merger be denied for now, without prejudice, until the Applicants could show that the conditions recommended by this Commission are met and then, upon a showing by the Applicants that the conditions have been met, the merger could go forward without harm.

            The Joint Applicants' Brief in Support of the ALJ's Report and arguments before the Commission, disputed characterization of the ALJ's Report made by MESO and OAEG. Specifically, the ALJ did not find the existence of the statutory standard that "substantial" harm


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
would be caused to competition. The ALJ further found that the impact of the merger which would lessen competition was "negated" by the Joint Applicants' commitment to engage in joint planning. Specifically, the ALJ's Report states as follows on page 58:

            "The primary areas of inquiry raised by Intervenor OG&E and others, relating to whether the merger would lessen competition in the furnishing of public utility service in the state, is negated by the Joint Applicants' commitment to engage in joint planning and the involvement of the Southwest Power Pool." (emphasis supplied)

            The Joint Applicants argued that the ALJ had not found any of the conditions existed which would require the Commission to deny the merger.

            The Joint Applicants argued that the order issued in the Southwestern Public Service Company ("SPS") Public Service Company of Colorado ("PSO") merger approval case (PUD 960000231) was a similar order as that recommended by the ALJ. The Commission's order, Order No. 405423, approved a Stipulation which required studies of the proposed interconnection between SPS and PSCO to be performed. Alternatives to the proposed interconnection, including using existing high-voltage, direct current interconnections, were to be examined. Another required study was to examine the options and the cost of expanding import and export capability between SPS's system and the Southwest Power Pool.

            By following the recommendations of the ALJ, it was argued the Commission is stating that none of the conditions exist if the Stipulation is approved and the Southwest Power Pool is engaged.

            MESO and OAEC argued it was error for the ALJ to strike a portion of Dr. Sinclair's testimony as being outside of the parameters of the study guidelines approved for use in this case by Order No. 430244. The essence of their argument is that only the Joint Applicants were subject to the guidelines approved in Order No. 430244. Further, it was presented that the testimony was relevant and should be given an appropriate weight by the Court.

            The Commission finds this argument unpersuasive. All parties agreed to the guidelines, and it was the testimony of OG&E's witness that OG&E felt bound by the Commission's order. It is the Commission's decision that all parties were bound by the guidelines contained in Order No. 430244.
(Attached as Attachment B for reference.)

                     FINDINGS OF FACT AND CONCLUSIONS OF LAW

            After considering the Report of the Administrative Law Judge and the arguments made during the hearing on exceptions, the Commission makes the following findings of fact and conclusions of law:

            The Commission finds that it has jurisdiction over this merger and the authority to issue this order pursuant to 17 O.S. Section 191.1 et seq. and OAC 165:5-7-57. Further, this Commission has jurisdiction over Public Service Company of Oklahoma regarding retail rates, and the effect that the merger might have on those rates, pursuant to 17 O.S. Section 152.153 and Okla.
Const. Art. 9, Section 18.

            Based upon the argument of counsel and an examination of the ALJ's findings and recommendations, the Commission finds that the adoption of the ALJ's Report and the recommendations contained therein is within this Commission's jurisdiction. This Commission issues many orders which contain directives. It is not unusual for this Commission to allow an applicant permission to perform some activity (such as in oil and gas orders) and to take other actions such as implementing a new tariff if certain directives are followed. This case is no different. All parties except OAEC and MESO stated that this Commission had the authority to issue an order which would contain directives. This Commission is of the opinion that its order in the SPS case was proper and that an order in this Cause adopting the ALJ's Report is within the jurisdiction of this Commission.

            The Commission further finds that the ALJ acted within the scope of his authority to limit the testimony to the agreed upon study parameters which were found in Order No. 430244.

            The Commission further finds that although competition would be lessened as a result of this merger, it does not meet the level required under
Section 191.5(A)(2), that competition would be "substantially" lessened, and therefore, the Commission finds that the condition contemplated under the statute does not exist.

            This Commission further finds that the safeguards are present and that it will continue to have jurisdiction over retail electric competition in this state.

            The Attorney General for the State of Oklahoma ("Attorney General") recommended to the Commission that the ALJ Report be adopted as a fair and reasonable balance of the interests of the parties involved. The Attorney General further noted that the SWPP is a forum in which both the Applicants and OG&E are members, and as such, should receive fair consideration.

            Staff recommended that the ALJ Report be adopted as the order of this Commission. The Staff believes that congestion does exist on the system, and recommends further study on this issue. Staff noted that the Applicants is to divest certain assets to address some market power concerns. Certain mitigation measures are addressed (see page 7, Section 7 of the Stipulation, Attachment A) which are designed with the intention to allow entry into the competitive market. The Applicants commit to hold the current jurisdictional customers


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
harmless and identify that the merger does not create any stranded costs. The Applicants also have committed to regional planning, either through an Independent System Operator ("ISO") or a Regional Transmission Organization ("RTO").

            The Commission having considered the record in this Cause and the Appeals to the Report, adopts the Findings of Fact and Conclusions of Law contained within the Report of the Administrative Law Judge as the findings of fact and conclusions of law of the Commission. The Commission therefore finds that the merger should be approved, consistent with the recommendations of the ALJ's report.

                                      ORDER

            IT IS THEREFORE THE ORDER OF THE CORPORATION COMMISSION OF THE STATE OF OKLAHOMA that the findings of the Administrative Law Judge be adopted as the Findings and Conclusions of this Commission.

            IT IS FURTHER ORDERED that the recommendations of the Administrative Law Judge, including the Stipulation attached thereto, are hereby adopted by the Commission. Said Report is attached to this order as "Attachment A".

            IT IS FURTHER ORDERED that the merger between American Electric Power Company, Inc., Public Service Company of Oklahoma and Center & Southwest Corporation is hereby approved consistent with the Report of the Administrative Law Judge.


                              CORPORATION COMMISSION OF OKLAHOMA


                              /s/ED APPLE, Chairman

                              /s/BOB ANTHONY, Vice-Chairman

                              /s/DENISE A. BODE, Commissioner

Done and performed this 17th day of May, 1999.


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
BY ORDER OF THE COMMISSION:


                              /s/CHARLOTTE W. FLANAGAN, Secretary

           BEFORE THE CORPORATION COMMISSION OF THE STATE OF OKLAHOMA

JOINT APPLICATION OF AMERICAN )
ELECTRIC POWER COMPANY, INC., )
PUBLIC SERVICE COMPANY OF     )
OKLAHOMA AND CENTRAL AND      )           CAUSE NO. PUD 98 0044
SOUTH WEST CORPORATION        )
REGARDING PROPOSED MERGER     )

HEARING:                April 19, 20 and 21, 1999
                        Before Robert E. Goldfield, Administrative Law Judge

APPEARANCES:            Cody L. Graves, Attorney for American Electric Power
                        Company, Inc.

                        Jack P. Fite, Clark Evans Downs and Jay M. Galt, Attorneys for Public Service Company of Oklahoma and Central and South West Corporation

                        Deborah Jacobson, Assistant General Counsel for the Public Utility Division of the Oklahoma Corporation Commission

                        Marchi C. McCartney and Jeffrey P. Southwick, Counsel for Consumer Services Division of the Oklahoma Corporation Commission

                        Deborah R. Morgan, Assistant Attorney General, Counsel for the Office of the Attorney General

                        Patrick D. Shore, Attorney for the Oklahoma
                        Association of Electric Cooperatives

                        C. Max Speegle, Attorney for Municipal Electric Systems of Oklahoma

                        Robert D. Stewart, Jr. and Harry H. Selph, II, Attorneys for Oklahoma Gas and Electric Company

                           REPORT AND RECOMMENDATIONS

The following is the Report and Recommendations of the Administrative Law Judge ("ALJ") regarding the Joint Application of American Electric Power Company, Inc. ("AEP"), Public Service Company of Oklahoma ("PSO") and Central and South West Corporation ("CSW") regarding a proposed merger.

                              I. PROCEDURAL HISTORY

      On August 14, 1998, AEP, PSO and CSW ("Applicants" or "Joint Applicants") filed a Joint Application and Statement requesting this Commission approve a proposed business combination in which CSW operating companies and subsidiaries, including PSO, would become operating companies and subsidiaries of AEP.

      The Office of the Attorney General ("AG"), Oklahoma Association of Electric Cooperatives ("OAEC"), Municipal Electric Systems of Oklahoma, Inc. ("MESO"), International Brotherhood of Electrical Workers ("IBEW"), Oklahoma Gas and Electric Company ("OG&E"), the Consumer Services Division ("CSD") of the Oklahoma Corporation Commission ("OCC") and the Public Utility Division of the OCC ("PUD" or "Staff") were granted intervention.

      On September 25, l998, OG&E filed a Motion to Compel or Dismiss Application. Also on that date OAEC filed a Motion to Strike Testimony or Dismiss the Application.

      The Joint Applicants filed a Motion to Withdraw Statement filed October 15, 1998. By agreement of the parties, the Motion was presented to the ALJ on October 20, 1998. The parties objected to the Commission granting the Motion as amended by the Joint Applicants. The Commission thereafter issued Order No. 427699 granting the Motion to Withdraw Statement and holding in suspense the time frame contained within 17 O.S. Section 191.2 and ordering that a new time would commence on the filing of a new Statement upon which the Joint Applicants would rely for their relief requested in the Cause.

      On October 26, 1998, this Commission issued Order No. 427700 (Order Regarding Discovery) which stated that the Joint Applicants could file a new Statement as required by 17 O.S. Section 191.2 which was to include a retail market study and load flow analysis as described in the Order after which the statutory time limits contained within 17 O.S. Section 19l.5(b) would commence.

      On November 30, 1998, this Commission issued Order No. 428530 (Amended Scheduling Order) which was superceded by Order No. 429667, which granted the AG's Motion to Hold the Hearing in Abeyance.

      On February 25, 1999, the Joint Applicants filed its Amended Statement and Application after which a Second Amended Scheduling Order (Order No.
430719) was issued March 9, 1999.

      On April 1, 1999, the Joint Applicants filed a Motion to Strike the Testimony of Dr. Sinclair as being contrary to the directives of Order No. 430244, issued February 16, 1999. Based upon the argument of counsel the ALJ struck page 30, line 25 through page 33, line 2 and Exhibit RAS-2. An exception to this ruling was noted to MESO and the OAEC.

      On April 15, 1999, OG&E filed a Motion to Strike the Rebuttal Testimony of Raymond M. Maliszewski. The oral arguments were held on April 19, 1999, prior to the taking of testimony. Based upon the arguments of counsel, the ALJ struck page 14, beginning with line 8 through page 16, line 13 and page 23, line 11 (the word "Furthermore") through line 15 (the end of the sentence with the word "occur") and Exhibits RMM-4 and RMM-5 of Mr. Maliszewski's testimony. An exception was noted for the Joint Applicants.


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
      The trial on the merits was held before the ALJ on April 19, 20 and 21, 1999.

                           II. SUMMARY OF STIPULATION

      The Joint Applicants, PUD, CSD, and AG announced that a stipulation had been reached on various issues between the parties. Mr. David Carpenter testified on behalf of the Joint Applicants in support of the Stipulation (Exhibit No. 209, attached to this Report).

DAVID G. CARPENTER

      Mr. Carpenter testified that the Stipulation provides for net non-fuel and non-purchase power O & M savings to be shared through a net merger savings rate rider over the next five years after the effective date of the merger. Attachment 1 of the Stipulation, column 5, reflected the annual amount of rate reduction which would be reflected in the rate reduction rider over the next five years. In the sixth year after the effective date of the merger, the customer rate reduction rider would increase to $9,409,000 until the next base rate proceeding after the end of the fifth year at which time the net merger savings rate reduction rider will be terminated [pp. 176-177].

      Mr. Carpenter further testified that the Stipulation provided that the cost to achieve the merger would be deferred and amortized. Costs to achieve the merger are those costs which are incurred within the time period ending two years after the effective date of the merger. Those costs will be deferred and amortized over a five-year period of time.

      Attachment 2 sets forth the allocation of the net merger savings rider between customer classes. Attachment 3 contains an example of how merger savings will be treated in future base rate cases. The example used was based upon year three after the effective date of the merger. Mr. Carpenter explained how the net merger savings for the test year were arrived at, and then how the add-back to the test year cost of service of the Oklahoma customer rate reduction would be $5,878,000.


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
      Mr. Carpenter also gave an example if the merger savings were $5 million higher than predicted and how the formula worked so that retail customers received all of the additional merger savings over and above those set forth in Attachment 1.

      In the event that the electric utility industry in Oklahoma is restructured, and the services provided by PSO are unbundled into regulated and unregulated services, the merger savings and associated amortization and shareholder imputation will continue. Therefore, customers will continue to receive the full level of merger savings on the regulated portion of the rates.

      In the event that a general rate proceeding is initiated by a party other than PSO, subsequent to industry restructuring and prior to the end of the fifth year, then the rider benefits, cost amortization, and shareholder net savings amputations shall be reduced proportionally to the rates of the unregulated, unbundled services.

      Fuel and purchase power expense savings derived from the merger will be flowed through the fuel adjustment clause to customers in accordance with the current practice.

      Other provisions of the Stipulation provide for the Staff and AG to have access to copies of books and records of AEP and its affiliates as necessary to review the transactions of PSO. The Joint Applicants have also agreed that stranded costs, if any that PSO may seek to recover in the future will be on a stand-alone basis and that PSO does not have any stranded costs currently. Further, the merger does not create any stranded costs.

      Mr. Carpenter testified that the agreement holds harmless Oklahoma retail customers from any adverse effects of the mitigation plan filed at the FERC.

      Section 8 of the Stipulation states that the Joint Applicants will not seek to increase base rates prior to January 1, 2003, except for certain Force Majeure provisions. If a review is sought by the Joint Applicants from January 1, 2003 through the end of the fifth year after the effective date of the merger, then the Joint Applicants will make a $5 million reduction to a revenue requirement otherwise determined to be reasonable by the Commission.

      The Force Majeure provisions found in Section 9 provide that PSO will have the burden of proving that its request for relief is a good faith request, that the event or occurrence was not directly or indirectly caused by PSO, that the occurrence has at least an annual impact of $6 million, and that PSO has no direct or indirect control over the event or occurrence.

      The agreement also has provisions regarding a hold harmless for PSO's cost of capital, a commitment to comply with quality of service standards which were set forth in Attachment 5, a most favored nations provision which provides that Oklahoma retail customers will receive the same equivalent net benefits and conditions as any other state related to settlements of the merger case or orders related to the merger. In addition, a hold harmless provision for retail customers from any unforeseen events that materially diminished the estimated benefits of the merger is contained in the Stipulation.

      The Stipulation at Section 15 contains an agreement that states that if the merger is not consummated, PSO would not seek to recover merger-related transition, transaction, or termination fees from Oklahoma retail customers.

      Section 16 states that PSO will not incur any debt or pledge the stock of PSO in a manner that, upon an affiliate's default, would permit a creditor to have recourse against the regulated assets of PSO.

      Section 17 is a commitment by the Joint Applicants to join a regional transmission authority by the latter of six months prior to retail customer choice or December 31, 2001.

      The agreement also provides for Joint Applicants to notify the Commission at the time the merger is closed and the agreement becomes effective. Further, the agreement is to not be precedential for other proceedings in the future.

      Mr. Carpenter recommended that the Stipulation be approved.

      Pursuant to a question from the Attorney General's office, Mr.
Carpenter stated that if a rate case takes place after year five from the effective date of the closing, Section 3(d) provides there will be no estimated non-fuel operation and maintenance expense savings included in the cost of service. There will be no amortization of costs to achieve included in the cost of service and the merger savings rate reduction rider will terminate. In essence, everything will be the same in setting rates as before the merger.

      At the conclusion of Mr. Carpenter's testimony the Joint Applicants moved into the record the pre-filed testimonies of Mr. Mark Bailey (Exhibit Nos. 21 and 78); Mr. David Carpenter (Exhibit No. 120); Mr. Russell Davis (Exhibit Nos. 16 and 121); Dr. Linn Draper (Exhibit No. 10); Mr. Bruce Evans (Exhibit Nos. 20 and 77); Mr. Richard Munczinski (Exhibit Nos. 14, 74, 118, 133 and 195); Mr. Thomas Mitchell (Exhibit Nos. 18 and 122); Mr. Armando Pena (Exhibit 19); Mr. Thomas Shockley (Exhibit No. 11); and Mr. Eric Zausner (Exhibit No. 138). The Joint Applicants submitted the testimony as support for the Stipulation and there were no objections to allowing the testimony to be submitted into the record and relied upon by the ALJ with all parties waiving cross-examination of those particular witnesses.

      The following witnesses pre-filed testimony in this Cause regarding issues that were settled in the Stipulation: Mr. Bill Burnett (Exhibit No.
111) on behalf of CSD; Ms. Evelyn H. Francik (Exhibit No. 58), Ms. Roya Z. Soltani (Exhibit No. 57) and Mr. Robert C. Thompson (Exhibit No. 113) on behalf of PUD; and Mr. Michael L. Brosch (Exhibit Nos. 114 and 170) on behalf of the AG. Cross-examination of these witnesses was waived and since their testimony was filed prior to an agreement being reach, their testimony should be conformed to the Stipulation.

                            III. SUMMARY OF EVIDENCE

THOMAS J. FLAHERTY

      Mr. Thomas J. Flaherty, the National Partner - Energy Consulting and a partner in the Deloitte & Touche Consulting Group LLC (Deloitte Consulting) testified on behalf of the Joint Applicants. Mr. Flaherty's testimony contained within Exhibits 12 and 119 was accepted into the record without objection. According to Mr. Flaherty, the merger of the Joint Applicants is anticipated to result in cost savings that should permit rates in the future to be below the level that otherwise would have been necessary on a stand-alone basis for either AEP or CSW operating companies. The merger is estimated to produce approximately $2.4 billion of nonproduction cost savings, before approximately $248 million of out-of-pocket costs to achieve these savings, and $193 million of cost cutting measures planned or initiated by each of the Companies prior to the merger ("premerger initiatives"), and is expected by management of AEP and CSW to provide an opportunity to benefit all stakeholders, including customers, shareholders and employees, and result in a stronger, more competitive company.

      The estimated nonproduction cost savings reflect the potential creation of cost reduction or cost avoidance opportunities through the ability to consolidate separate, stand-alone operations into a single entity. This consolidation and integration thus may enable duplicative functions and positions to be eliminated, similar corporate activities to be combined, avoided or reduced in scope, external purchases of commodities and services to be aggregated, and capital expenditures to be avoided.

      The savings, by category, were identified as follows:

                        Total Nonproduction Cost Savings

                                                         1999 - 2009
      Savings Category                                  ($ Millions)
      --------------------------------------------------------------
      Corporate and Operations Support Staffing              996

      Corporate and Administrative Programs                1,044

      Purchasing Economies (Nonfuel)                         367
                                                           -----

                  Total Savings                            2,407
      Less:       Costs to Achieve                          (248)
                  Premerger Initiatives                     (193)
                                                           -----
                  Net Savings                              1,966
                                                           =====

      Recent utility mergers and acquisitions in other states have produced substantial benefits to customers in the form of operational synergies and cost savings that reduce rates or slow the rate of growth in rates. Benefits to customers, however, will not materialize without costs being incurred and risks being assumed. In merger transactions, shareholders assume the risk that the merged entity will achieve the strategic, financial, and operational benefits set forth as the rationale for the proposed combination. To the extent these objectives are not attained (e.g., failing to realize cost savings), shareholders suffer from eroded equity value and/or lower returns. It is a well established regulatory principle that, to compensate for these risks and to reflect the shareholders' willingness to fund the costs necessary to realize potential cost savings, the costs to achieve both these savings and the underlying transaction should be fully recovered and the resulting net cost savings should be equitably shared with shareholders.

      Mr. Flaherty testified that based on his experience in other mergers, and on his direct involvement with the identification, evaluation, and quantification efforts related to estimated cost savings in this and other transactions, the process utilized by the Joint Applicants for estimating potential merger cost savings was consistent with the process utilized by other companies in previous merger transactions. Consequently, Mr. Flaherty believes that the level of merger savings identified by the Joint Applicants is reasonably attainable provided that management of the combined company executes its integration plans in a manner consistent with its intent and how other utilities have pursued similar opportunities.

      In response to questions from Mr. Shore, Mr. Flaherty testified that he had done studies in other merger cases where the companies were physically separated [p. 20]. Those included Public Service Company of Colorado and Southwestern Public Service Company, Wisconsin Power and Light, Iowa Electric Light and Power and, Interstate Power, and, Washington Water Power and Sierra Pacific Resources [p. 19].

      Mr. Flaherty further testified that as a general proposition, there arc more synergies for saving money when two merging companies are similarly-sized entities. AEP and CSW are not similarly-sized utilities.

      Mr. Flaherty further testified that studies regarding possible merger benefits had been conducted on two prior occasions in 1997, and that the results in those undertakings were similar in total amounts as the work which was performed subsequent to the announcement of the merger [p. 25].

      In answering questions from Mr. Stewart, Mr. Flaherty testified that the total savings were approximately S2 billion [p. 28].

      In calculating proposed merger savings, Mr. Flaherty used 3% for general inflation, 4% for wages and salaries, and 5% for certain other professional services category as escalation factors. The escalation factors reflected the Joint Applicants' stand-alone forecast assumptions as well as from the Conference Board Group, which includes some 50 economists [p. 34].

WILLIAM HIERONYMOUS

      Dr. William Hieronymous, Senior Vice-President of PHB-Hagler Bailly, testified on behalf of the Joint Applicants. Dr. Hieronymous' testimony contained in Exhibits 17, 80, 137 and 193 was accepted into the record without objections. Dr. Hieronymous prepared the Applicants' analysis of the competitive effects of the merger, and sponsored both direct and rebuttal testimony for this proceeding.

      Dr. Hieronymous' testimony was based on the FERC's requirements and this Commission's order relating to the effect of the merger on retail competition in Oklahoma. His fundamental conclusion is that the merger has no substantial negative impact on competition. The analysis conducted according to FERC requirements showed no negative impact on any Oklahoma market when the Applicants' proposed mitigation measures are taken into account. Sensitivities were conducted that assumed greater transmission capability, lower transmission rates and AEP joining the Midwest ISO. These showed a similar lack of impact on competition.

      His analysis demonstrates that the merger will not turn CSW and PSO into significantly more powerful competitors in Oklahoma. AEP historically has made no sales whatsoever into Oklahoma. According to Dr. Hieronymous, AEP is not a competitor in the Oklahoma market today, nor is it likely to become one because it has more lucrative markets elsewhere.

      The 250 MW transmission path that CSW has reserved to implement the System Integration Agreement does have a small competitive impact on the market. By bringing 250 MW of low cost AEP power into CSW, irrespective of whether AEP has better alternatives elsewhere, the merger creates savings for Oklahoma consumers. It also increases Applicants' market share. To mitigate the impact of the 250 MW transfer, Applicants have offered to sell 550 MW of capacity to competitors which helps deconcentrate those markets in Oklahoma and Texas in which CSW was the largest seller.

      Pursuant to this Commission's Order No. 427700, his direct testimony also includes an analysis of the impacts of loop flow on market power. The transfer of AEP energy through

Ameren causes somewhat greater loop flow effects than the imports it replaces. This results in an increase in concentration in some third-party markets in some time periods. Applicants' share of these markets is small and, indeed, smaller than CSW's share was before the merger. Any increase in concentration is due to the increased market share of the incumbent in that market, not CSW.

      His rebuttal testimony addresses the supposed harm that the merger causes to competition in these non-CSW areas. The Applicants do not gain market power. According to Dr. Hieronymous, no intervenor has presented evidence to demonstrate that the merger of CSW with AEP will cause CSW to have increased market power. The supposed harm from the merger is that it caused Applicants to reserve transmission that no other party wanted to reserve. Applicants have mitigated any increase in their own market share that results. He rejected OG&E's position that Applicants must also mitigate the increase in OG&E's market share.

      The idea that a party that contracts for firm transmission service must compensate any other party that is adversely affected by resulting loop flows is directly contrary to FERC policy. The fact that the contract was related to a merger does not clothe unintended and minor effects of loop flow on third parties with any market power significance.

      The other market power issue raised by Intervenors is whether Applicants' mitigation effectively transfers control to the buyer of the interim contract of the divested capacity. The interim contract fully transfers the economic interest in the contracted power. This reduction in Applicants' share of the market is the purpose of the mitigation. Because Applicants must deliver on the contract under all foreseen circumstances, the fact that they have not transferred direct ownership in any specific plant does not matter.

      Concerning the divestiture of the Northeastern capacity, Intervenors' complaint is that PSO will continue to be the plant operator and will control the timing of scheduled outages. Abuse of such control would require scheduling outages when prices are predictably high. Even if one ignores the regulatory response to this action, the fact is that the owner of the divested capacity would have grounds to sue CSW and have every prospect of collecting damages.

      On cross-examination by Mr. Selph, Dr. Hieronymous testified that his firm developed a competitive analysis screening model designed to address issues and analysis that are required by Appendix A of the FERC Merger Policy Statement which his firm used in regard to this merger [p. 45, ls. 10-17].
The model provided a method to identify whether the merger presents market power concerns [p. 45, ls. 18-21]. In the Merger Policy Statement, FERC adopted the Department of Justice/Federal Trade Commission Merger Guidelines which are intended to evaluate the competitive effects of a proposed merger on competition [p. 45, ls. 24-25 and p. 46, ls. 1-9]. The Guidelines set out steps for merger analysis to assess, among other things, market concentration by use of the Herfindahl-Hirschman Index ("HHI") [p. 46, ls. 10-21]. Dr. Hieronymous testified that in regard to the AEP-CSW merger, his firm's screening model for economic capacity before mitigation identified five (5) screen failures outside of CSW, four of which occurred in the State of Oklahoma [p. 46, ls. 22-25 and p. 47, ls. 1-4]. He stated that the model showed an HHI change for the summer peak period of 66 points relating to OG&E and 57 points relating to Western Farmers Electric Cooperative ("Western Farmers") [p. 47, Is. 20-22 and p. 48, ls. 4-9]. He also stated that the model showed an HHI change for the summer off-peak period of 175 points relating to OG&E and 70 points relating to Western Farmers [p. 47, ls. 23-25 and p. 48, ls. 10-11]. He stated that under the Guidelines, for a highly concentrated market, if the HHI change exceeds 50, the Guidelines provide that the merger potentially raises significant competitive concerns and if the change in HHI exceeds 100, it is presumed that the merger is likely to create or enhance market power, absent mitigation [p. 48, ls. 12-19]. Dr. Hieronymous stated that the Applicants' merger proposal includes mitigation so he is principally looking at the results of the merger inclusive of the proposed mitigation [p. 48, l. 25 and p. 49, ls. 1-3]. Dr. Hieronymous accepted the assertion that the Applicants' 250 megawatts reservation results in the reduction in import capability into some of the Oklahoma destination markets [p. 49, ls. 18-25 and p. 50, l. 1]. He also stated that the reservation does have some adverse impacts on the availability of transmission into Oklahoma [p. 50, ls. 5-11].

      On redirect examination, Dr. Hieronymous testified that his studies pointed out that, after mitigation, the summer peak and summer off-peak periods in terms of the concentrating effect of the transfer on OG&E's and Western Farmers' markets showed a change in HHI of -5 points and -23 points, respectively, as to OG&E and -47 points and -48 points, respectively, as to Western Farmers, and thus, he stated the mitigation, coupled with the transfer, deconcentrates those markets [p. 52, ls. 12-25 and p. 53, ls. 1-15].

MARK D. ROBERSON

      Mr. Mark D. Roberson, Vice President - Regulatory Affairs for CSW, testified on behalf of the Joint Applicants. Mr. Roberson's testimony contained in Exhibits 15, 75, 134 and 194 were accepted into the record without objections. According to Mr. Roberson, during the first ten years following closing, the proposed AEP/CSW merger is anticipated to provide net non-fuel savings of approximately $152 million and fuel savings of approximately $11.8 million to PSO's Oklahoma retail jurisdiction.

      It was Mr. Roberson's opinion that the proposed merger will not impair retail competition in Oklahoma or adversely affect PSO's ability to fulfill its contractual commitments. The companies will integrate their system operations according to the terms of the System Integration

Agreement, which has been presented for approval at the FERC. In addition to various state regulatory filings, approvals are being requested from the FERC, the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935, the Federal Trade Commission and Department of Justice under the Hart-Scott-Rodino Act, the Nuclear Regulatory Commission and the Federal Communications Commission.

      Mr. Roberson's testimony was given before the parties to the Stipulation had reached an agreement. Therefore, portions of Mr. Roberson's pre-filed testimony appear to be inconsistent with the Stipulation.

      CSW and AEP are willing to protect customers from any changes in PSO's stranded costs arising from the merger, and will not oppose a Commission order approving the merger which contains a merger condition limiting the basis of PSO's stranded costs to PSO's assets and obligations. Further, it is not necessary to perform additional production cost modeling of different power interchange levels between AEP and CSW to find that the merger is not detrimental to the public interest. The production cost studies performed based upon the interchange levels which have been secured show that the merger does produce fuel cost benefits for customers.

      Mr. Roberson also committed that AEP and CSW are willing to protect PSO customers from any adverse impacts from cost changes which arise due to implementation of the proposed market power mitigation plan.

      In explaining the mitigation plan, Mr. Roberson testified the Joint Applicants had committed at the FERC to divest 300 megawatts (MW) of capacity at PSO's Northeastern Plant (Units 3 and 4) in the Southwest Power Pool (SPP) and 250 MW of capacity at CSW Energy's Frontera Plant in the Electric Reliability Council of Texas ("ERCOT") upon the fulfillment of certain conditions to mitigate potential market power concerns. In the time between the merger's closing and the fulfillment of the specified conditions, interim energy sales will be used to mitigate market power concerns. In the SPP, the sales will be interim system sales totaling 300 MW that are available all hours of the year, but which are subject to repurchase by AEP/CSW in the case of a system emergency. If the company recalls generation capacity, in the event of a system emergency pursuant to SPP operating rules or the CSW System Operating Agreement, it will make energy sold in the interim financially firm to the buyers affected. In ERCOT, the interim sale will be a unit sale for 250 MW of energy from CSWE's Frontera Plant. The interim sales will cease when the capacity is divested [pp. 57-58].

      The sales revenues and incremental costs from the interim system sales in the SPP transactions will be treated for ratemaking purposes like all other off-system sales transactions. The Joint Applicants have committed to hold customers harmless from negative net margins (revenues, less incremental costs of energy and repurchased power) that might occur on an annual basis from the interim system sale in the SPP.

      For the Northeastern Units owned by PSO, divestiture would not occur until after implementation of retail competition in Oklahoma (which is now targeted for July 1, 2002).

      The Joint Applicants have developed a procedure for measurement of margins arising from the proposed 300 MW mitigation interim sale, and for crediting the customer share of margins on an annual basis, which will be sold from the CSW System and delivered in the Southwest Power Pool. The buyer will be responsible for paying $14/MWh for energy delivered, and will make a fixed payment, determined by auction, for the right to receive the low-cost energy. The Joint Applicants will incur incremental costs for fuel to produce the energy, for repurchase of energy at market prices when required to serve native load, and for hedges to manage fuel and gas price risks associated with the transaction. Each of these cost components must be accurately measured to determine the economic benefit resulting from the transaction.

      An hourly calculation of the incremental cost is required to ensure that the fuel cost incurred to serve retail customers is based on the lowest reasonable cost from available sources of generation, referred to as Regulatory Mitigation Reconstruction. An hourly redispatch process is necessary to allocate lower cost sources of generation to native load, and then to allocate the higher cost resources for off-system transactions, such as the mitigation sale. By performing an hourly calculation, the procedure ensures that ratepayers are charged the lower-cost resources, and that off-system transactions are charged the higher-cost resources.

      All costs and revenues from the transaction will be added together to determine the margin. Since the incremental unit dispatched for PSO is often natural gas, the incremental dispatch costs will frequently exceed the S14/MWh energy revenues. The revenues from the auction payment from the buyer must be reflected in the determination by the margin. Buyers will base their payment upon their estimates of market prices, which are expected to be significantly higher than $14/MWh on an annual basis. Positive net gains will be flowed through to customers consistent with the sharing procedures in effect for off-system sale gains. If a negative gain occurred for a twelve-month period, it would be absorbed by shareholders.

      The Regulatory Mitigation Reconstruction cost procedure will provide a reliable mechanism for a meaningful "hold harmless" protection for customers from the impacts of the market power mitigation transaction. An annual sharing mechanism for the benefits of the mitigation sale will most fairly capture all of the cost changes arising from the sale and share the net benefits with customers.

      Regarding the proposed divestiture of Northeastern capacity, such mitigation is not planned until generation prices are no longer subject to regulation in Oklahoma, and therefore hold harmless protections are not required from the effects of divestiture. However, if the Joint Applicants' plan for divestiture changes, and divestiture is required earlier, hold harmless provisions could be required, and the Joint Applicants are willing to propose appropriate provisions for OCC approval. Applicants are willing to accept fair hold harmless conditions for the mitigation sale as a condition of merger approval [p. 61].

      In response to questions from Mr. Speegle, Mr. Roberson stated that the purchaser of the Northeastern Units would be required to enter into an operating agreement which would set forth the terms and conditions of the joint owners' participation in the plant [p. 62]. Further, Mr. Roberson was not aware of any draft operating agreements in existence for the divestiture. It was further generally contemplated that PSO would retain certain management rights and the right to operate the plant [p. 63].

      Mr. Shore inquired regarding the proposed estimated $11.8 million in fuel savings to be realized by customers of PSO over a ten-year period. According to Mr. Roberson, the savings are derived from PSO customers receiving AEP's coal generation which in general had a lower variable cost than CSW companies' incremental gas generation [p. 65].

      In response to questions regarding the mitigation proposal, Mr. Roberson testified that two conditions had to be satisfied prior to divestiture of 300 MW at Northeastern. Those conditions were that a pooling of interest accounting had to be satisfied for the merger as a whole and PSO would not have an obligation to serve at least 300 MW of native load [p. 68]. The interim sale would continue until those conditions would be satisfied [p. 70]. It is contemplated that a bidding process would be used for the interim sale [p. 70].

      In response to questions from Mr. Stewart, Mr. Roberson stated that the $11.8 million in fuel savings will not arise from the sale of capacity but from the energy exchanges that occur hour-to-hour [p. 72].

      Mr. Roberson describes the interim sale as a sale of firm energy [p. 72]. In describing when PSO could repurchase in the event of a system emergency, Mr. Roberson explained that this event would only be triggered when PSO would not have other resources available either internally or through the points of interconnection that PSO has with others [p. 74]. Although the party purchasing the energy will lose that energy, that party will still receive the market price benefit associated with that energy [p. 74]. Whether or not the purchasing party would be able to secure electricity elsewhere, Mr. Roberson stated would depend on where the buyer was located and where the buyer was trying to deliver the power [p. 75].

      In response to questions from Ms. Morgan, Mr. Roberson stated that any gains from the interim sale of the 300 MW should be treated as off-system sales are currently, i.e., 25% to shareholders and 75% to customers.

      In response to questions from Ms. Jacobson, Mr. Roberson testified that under the current system of regulation in Oklahoma, PSO would have no stranded costs and the merger does not create any stranded costs [p. 89].

      On cross-examination by Mr. Stewart, Mr. Roberson said that the interim sale of energy under Applicants' mitigation plan is "firm" except for the need for PSO to recall the energy to serve its native load and then only when PSO is physically unable to acquire resources from the market [p. 72, ls. 1-4 and 20-24]. If the energy were recalled by PSO, Mr. Roberson stated it is possible, depending on where the owner was located, that there might not be any power to replace that energy [p. 73, ls. 15-24]. He also stated he would not be able to speculate as to whether the buyer could replace the resources [p. 75, ls. 6-8]. The buyer of that energy would then be entitled to receive as compensation for the inability to replace the power, the market price of the energy according to a published index [p. 74, ls. 21-24 and p. 75, ls. 1 - 2]. This situation could cause the buyer of the energy to have physical problems which Mr. Roberson characterized as load shedding or interruptible customer shedding [p. 76, ls. 7-13].

      Mr. Roberson also testified under cross-examination that the $11.8 million savings for PSO customers relates to hour-to-hour electricity exchanges from AEP to CSW [p. 70, ls. 21-25 and p. 71, ls. 1-11]. He had previously testified that the savings related to a ten-year period [p. 55, Is. 8-10]. Mr. Roberson explained that because of the lower costs structure of AEP with respect to variable costs, because coal is cheaper than gas, the Applicants' studies show that the predominant power flow direction is east to west [p. 71, ls. 11-18], although the agreement provides go either way.

      Concerning the portion of the Applicants' mitigation measures relating to the sale of capacity, Mr. Roberson testified that the terms of such a sale have not yet been worked out but that AEP might want some provision providing for a right of first refusal for AEP should the buyer of that capacity decide to sell its interest [p. 78, ls. 23-25 and p. 79, ls. 1-9]. He testified that AEP does have some agreements today for existing joint units that have right of first refusal provisions. He did not know whether such a provision would be part of a future agreement [p. 80, Is. 9-13].

STEPHEN B. JONES

      Mr. Stephen B. Jones, the Director of Issues Management for CSW, testified on behalf of the Joint Applicants. Mr. Jones' testimony contained in Exhibit 135 was accepted into the record without objection. Mr. Jones explained the market power mitigation measures proposed by the

Joint Applicants in their application for approval of the merger at the FERC. He attached his FERC testimony as an exhibit.

      The mitigation plan proposes the divestiture of ownership interests in two CSW plants. The Frontera plant located in the Electric Reliability Council of Texas (ERCOT) and the Northeastern plant located in the Southwest Power Pool
(SPP). The Frontera plant is under construction and owned by CSW Energy, Inc. When completed, the facility will be an exempt wholesale generator merchant plant. The Northeastern plant is located in Oklahoma and serves PSO.

      Joint Applicants will divest an ownership interest in 300 MW of the Northeastern plant in two equal lots of 150 MW from Unit 3 and Unit 4 through an auction process devised to obtain the greatest possible value for the sale. No buyer can purchase both lots, and the divestiture cannot cause violations of the post-merger Herfindahl-Hirschman Index ("HHIs") in any CSW/SPP destination market or contiguous destination market.

      PSO will maintain operational control of the Northeastern plant through an operating agreement with the purchasers, who will have the right to capacity at any time and to the extent that the units are available for operation. In addition, at any time the units are available and PSO is not fully scheduling PSO's interests in the units, the purchasers will have the right to purchase at marginal cost any energy available. PSO will have a reciprocal right. The operating agreement will also provide for mutually agreed upon maintenance schedules and coordination on other operating matters.

      This divestiture cannot happen unless both of the following have occurred:

      - two years have passed since consummation of the merger as required by pooling of interest accounting; and

      - retail access and entry by alternate suppliers in Oklahoma has caused a reduction in PSO's native load obligations to where the 300 MW of divested capacity is no longer required to satisfy SPP reliability criteria.

The divestiture of the Northeastern units was selected because these units have the location and price characteristics necessary to provide effective mitigation in the CSW/SPP region and Oklahoma has set a statutory goal of full consumer choice by July 1, 2002. Consequently, the introduction of retail competitors into Oklahoma will allow the divestiture of these units without undermining PSO's ability to fulfill its native load obligation.

      Mr. Jones testified the OCC should find that the merger will not have an adverse impact on wholesale and retail competition within the state, and that the mitigation proposal will not have an adverse impact on customers served by PSO.

      In response to questions from Mr. Speegle, Mr. Jones testified he was familiar with how jointly owned plants are operated and he assumed that PSO personnel would continue to operate the Northeast Plant [p. 98]. Further, the operating agreement would include how the plant was going to be scheduled, O& M costs, the governing structure, and when capital additions are made to the plant [p. 100].

      The right of first refusal would not be contained within the operating agreement if it would ruin the mitigation purpose of the divestiture [p. 101].

      In response to questions from Mr. Shore, Mr. Jones testified that the reason for having two purchasers of 150 MW blocks is to avoid creating a market power problem [p. 102]. Mr. Jones further testified that if the Oklahoma Legislature passes a statute in the next session, or sometime before 2002, that says all generation shall be unregulated and electric utilities will have no obligation to native load, then one of the conditions for divestiture will have been met. However, if the Legislature says that there shall be a transition period where default customers will be supplied by PSO, even though it is unbundled as part of the restructuring process, then the condition might not be met. However, whenever PSO has 300 MW or more of capacity in excess of those obligations then the divestiture can occur [pp. 103-104].

      In response to questions from Mr. Stewart, Mr. Jones testified that AEP companies would not be allowed to purchase the capacity, nor a company which would possess market power after the purchase of the capacity [p. 105]. Mr. Jones further testified that there is no problem with OG&E bidding on the capacity [p. 106]. Pursuant to re-direct, Mr. Jones testified that as part of the condition of the offer of sale that HHI violations do not occur as a result of the sale [p. 111]. It would be more difficult for OG&E to bid on Northeastern and not exceed the market power test than an entity remote to Oklahoma [p. 112, ls. 2-6].

RAYMOND M. MALISZEWSKI

      Mr. Raymond M. Maliszewski testified on behalf of the Joint Applicants. Mr. Maliszewski's testimony contained in Exhibits 136 and 192 was accepted into the record without objections. The participants in this case agreed that the Applicants would conduct a system performance analysis of the bulk transmission networks in Oklahoma to determine the impact of the proposed 250 MW power transfer from AEP to CSW.

      Applicants evaluated load flow performance of the Oklahoma systems for the summer, spring/fall and winter seasons of 1999 with and without the AEP to CSW power transfer. Applicants compared the results of with and without cases to evaluate system performance and provide an indication of the AEP to CSW transfer impact.

      The Applicants' analysis examined:

      a) the incremental impact of the 250 MW transfer on flows on all the bulk transmission lines in Oklahoma as well as the rest of the interconnected network;

      b) the ability of the Oklahoma transmission networks to support single contingency operations, i.e., the outage of each transmission line; and

      c) the impact that the power transfer would have on the power transfer capabilities of the other Oklahoma utilities with each of the directly connected neighboring systems.

      According to Mr. Maliszewski, the parties agreed that the Applicants would perform a conventional linear load flow analysis. The Applicants also agreed to verify these results with an AC load flow analysis as required to take into account the voltage performance considerations of the Oklahoma systems if they are significant. The Applicants' results are documented in Exhibit RMM-5.

      According to Mr. Maliszewski, the analysis showed:

            - The 250 MW AEP to CSW power transfer causes small changes in incremental power flows on the Oklahoma bulk transmission facilities that are widely distributed throughout the network, ranging from 0 MW to about 30 MW on 345 kV lines in Oklahoma. Considering that the 345 kV lines typically carry several hundred MW and have thermal capacity of at least 1000 to 1200 MW, these are relatively small changes. In some cases there will be no change, in others, a small amount of reduction, and in still others a slight increase.

            - The system is capable of supporting transmission outages with the 250 MW power transfer. Thus, the reliability of power supply to Oklahoma customers is not undermined by the 250 MW power transfer.

            - The AEP/CSW power transfer will have no more impact on Oklahoma line flow patterns and the ability of Oklahoma utilities to import and export energy than power transfers made by any other Oklahoma system. Any change in generation dispatch or power transfer in any Oklahoma system will result in a change in power flow patterns on every other Oklahoma system, some of which will be an addition to base power flows, while others will be a subtraction.

            - In general, over the entire year, spring, fall, winter and summer, there will continue to be significant levels of ATC available to the other Oklahoma systems. In those situations where no transfer capability existed to begin with, due to some existing inherent limitation, this condition cannot change.

Overall, it was Mr. Maliszewski' s conclusion that these studies clearly demonstrate that the AEP to CSW 250 MW power transfer will not have a material detrimental impact on the Oklahoma bulk transmission network.

      OG&E claimed that Applicants' study was flawed because Applicants had used an incorrect transformer rating that OG&E had supplied. In his rebuttal testimony, Mr. Maliszewski described a revised study of OG&E's ability to import power from the systems to which OG&E is interconnected. That revised study showed that the conclusions drawn from Applicants' original analysis were not affected by the change in the transformer rating. In particular, Applicants' earlier finding that even before the AEP/CSW transfer OG&E would be unable to import energy from the Entergy system was still true even with the higher rating on the OG&E transformer at the Fort Smith station. OG&E's transformers at Fort Smith already operate very near their emergency ratings in contingency conditions, and had little margin remaining to accommodate load growth or contingency conditions.

      OG&E also claimed that it would suffer significantly increased losses due to the AEP to CSW transfer. Mr. Maliszewski explained the flaws in OG&E's analysis [p. 117,l. 24].

      Based on its flawed analyses, OG&E made claim to compensation for the cost of adding a new transformer at Fort Smith and to cover the cost of increased losses. Mr. Maliszewski testified that such remedies are at odds with established industry practice, and that granting the requested relief would have the effect of inhibiting the competition that Oklahoma and the federal government are seeking to foster.

      In response to questions from Mr. Speegle, Mr. Maliszewski testified that transmission service is requested from transmission owners through the processes that have been established by the FERC, including using the OASIS. Once the reservation has been granted it is filed before the FERC and not at the Oklahoma Corporation Commission [p. 122].

      In response to questions from Mr. Shore, Mr. Maliszewski testified that the parties had agreed that Applicants should perform an all encompassing study of the interconnected network between and including the AEP service area and the CSW and other Oklahoma systems. Mr. Maliszewski further explained that the parties had discussed how the study was to be carried out, what base cases were to be used, the source of the base case information, the load levels that would be studied and the kinds of system performance analyses that the Applicants would undertake [pp. 123-125]. Mr. Maliszewski testified that Applicants agreed to the performance of the interconnected network for the outage of every key transmission element within the interconnected network to determine whether there would be any detrimental impacts resulting from the 250 MW transaction. Applicants also undertook to examine the transfer capability between each directly connected utility within Oklahoma, with and without the 250 MW transaction, in order to determine whether the transaction had any impact on those transfer capabilities [pp. 128-129].

      In a February 4, 1999 technical conference, of the parties' engineers, OG&E had requested that the Joint Applicants also examine what effect the proposed 300 MW divestiture of capacity at the Northeastern plant would have on the Oklahoma systems. The Joint Applicants were of the opinion that it was not appropriate to make such a study using a base case year of 1999 when the proposed divestiture would not occur earlier than 2002. However, the Joint Applicants agreed to carry out an analysis, which was discussed in Mr. Maliszewski's testimony [p. 129].

      In response to questions from Mr. Stewart, Mr. Maliszewski stated that the conduct of load flow studies is a well-established industry practice [p. 133, ls. 9-10].

      According to Mr. Maliszewski, the agreement among the parties contemplated a basic DC analysis, which does not consider certain system characteristics but allows expeditious analysis of hundreds of system contingencies and in most cases produces accurate results. Applicants used the same software and study process that the Southwest Power Pool uses in making similar studies. Mr. Maliszewski testified that the agreement among the parties also contemplated that the DC analysis would be supplemented by AC analysis, which does consider system characteristics such as resistance and voltage levels, as required [p. 135, ls. 14-24]. [p. 7, 1.9 of rebuttal] in his rebuttal testimony, Mr. Maliszewski explained that, contrary to the claim of OG&E witness Kuebeck, the Applicants had performed the required AC analyses [pp. 135-140].

      According to Mr. Maliszewski the agreement reached between the parties at the technical conference called for a DC Analysis because a conventional linear load flow analysis was simply an alternative terminology for a DC Analysis. DC Analysis is by its very nature a linear analysis, so that when one says a conventional linear analysis, it was understood by all engineers that DC load flow analysis would be used [p. 135, ls. 8-13].

      In response to questions from Ms. Jacobson, Mr. Maliszewski testified that he had seen no evidence that the merger would burden the Oklahoma transmission network to an extent that would require transmission system reinforcement [p. 167, ls. 12-16].

      On cross-examination by Mr. Stewart, Mr. Maliszewski testified that the six base cases studied by the Applicants were full-blown legitimate AC load flow base cases [p. 135, ls. 14-17]. Mr. Maliszewski testified that the determination of whether to use an AC or DC analysis is a function of the purpose of the study to begin with and the judgment of the engineer who is reviewing the result to determine whether the study results are sufficient for his purposes [p. 138, ls. 19-23]. He stated that in its calculation procedure the DC analysis does not capture resistance, reactive aspects or voltage variations, that you would expect to see on the AC solution [p. 140, ls. 6-10]. It was for that reason that relative to the conventional load flow analysis that a supplemental AC analysis to evaluate voltage performance was performed [p. 140, ls. 12-16].

      On cross-examination by Mrs. Jacobson, Mr. Maliszewski testified that line losses cannot be prevented. He said they are a natural phenomena. He stated that whenever current flows in a transmission line the current produces flows through a resistance, and losses are simply the heating of that resistance or that transmission line [p. 162, ls. 11-20]. He stated line losses are a natural consequence of system operation. He stated, whenever power flows from a transmission line, losses are going to occur [p.
165, ls. 3-9].

      In response to a question from the Court, Mr. Maliszewski stated that if the merger in its implementation resulted in a definitive overload condition at the Fort Smith station which did not exist before, then it appears one solution would be for a reinforcement at Fort Smith [p. 170, ls. 7-11]. Mr. Maliszewski stated in his rebuttal testimony filed on April 12, 1999 (Exhibit 192) that prior to the merger, the Fort Smith transformer does have a small amount of capacity to accommodate load growth and other system conditions [Exhibit 192 at p. 22, ls. 18-20].

CRAIG BAKER

      Mr. Craig Baker, Vice - President - Transmission Policy for AEP, testified on behalf of the Joint Applicants. Mr. Baker's testimony contained in Exhibits 13, 76 and 196 was accepted into the record without objections. Mr. Baker described the System Integration Agreement (SIA) through which the companies will integrate their power supply resources, explained the central economic dispatch of the merged company's generating units and the production-related benefits that will accrue as a result of the post-merger operations of AEP and CSW.

      The SIA provides for the distribution of power supply costs and benefits between the two zones, the east zone (presently AEP's system) and the west zone (presently CSW's system). The existing intra-system agreements will continue to govern the distribution of costs and benefits within the zones. It is the intent of the Applicants to centrally dispatch the combined system and eventually to combine the control area functions of the east and west zones. However, generation dispatch priorities will be the same as pre-merger, i.e., each zone's most economic generation will be used to serve its native load and previously committed firm load contracts.

      Under the SIA, the price in the purchasing zone will be one-half of the sum of the foregone opportunity cost to sell capacity in the supplier zone and the decremental capacity purchase cost in the purchasing zone. For example, if PSO needs to purchase capacity and the price of capacity is $4.00 in the CSW zone and $2.00 in the AEP zone, PSO would purchase at a price of $3.00 (The $2.00 AEP zone price plus one-half the difference between the CSW zone price of $4.00 and the AEP zone price of $2.00). If the situation is reversed, i.e., the CSW zone price is less than the AEP zone price, then PSO would make the purchase in the CSW zone since it is cheaper, thereby paying the same price they would have paid absent the merger. Energy works in the same manner. For energy the price is the lower of CSW's decremental cost or one-half of the sum of AEP's out-of-pocket costs and CSW's zone decremental cost.

      Mr. Baker also estimated the production-related benefits and costs associated with the post-merger operations of the combined company. Production-related benefits will result from the economic transfer of energy among the east and west zone companies to displace relatively higher cost generation in one zone with relatively lower cost generation from the other zone. The net production-related savings are as follows:


      Gross Production Savings                  $198 million
      Transmission Wheeling Costs               ($39 million)
      Net Fuel Related Savings                  $159 million)
      Foregone Net Revenue                      ($61 million)
                                                -------------
      Net Production Related Savings            $ 98 million
                                                ============

According to Mr. Baker, the merger affords the opportunity for production-related savings through the economic dispatch and transfer of energy between zones in a real-time manner benefiting CSW's and AEP's customers.

      Mr. Baker submitted rebuttal testimony to respond to the recommendations of Staff witness Crosslin that Applicants join an Independent System Operator ("ISO"). He also provided documentation related to affiliate purchases of capacity and energy.

      In response to Mr. Crosslin's recommendation that Applicants be required to join an ISO at their earliest opportunity to further mitigate transmission market power concerns, Mr. Baker stated the Applicants are willing to join a properly organized ISO of large geographic scope with a truly independent governance structure, broad authority over transmission pricing and reliability, and appropriate configuration and fair provisions for transmission pricing and revenue distribution. According to Mr. Baker, AEP has not joined the Midwest ISO
(MISO) because it has a number of flaws including that MISO covers too narrow a geographic area. The decision of other utilities to the north and east of AEP not to join MISO undermines the ability of MISO to facilitate access to major power markets and MISO does not have an efficient pricing mechanism or fair revenue distribution. AEP is working with a group of utilities, called the Alliance, to either form a separate ISO or to join a reformed MISO. In Oklahoma, CSW's has been active in working with the Oklahoma staff and other utilities toward an ISO in the SPP.

      Mr. Baker testified that the Staff's concern that affiliate sales of capacity or energy under the proposed System Integration Agreement ("SIA") will cause Oklahoma ratepayers to pay a higher price for electricity than they would have paid absent the merger was unfounded. The merger will not effect the price or the need for capacity by PSO, but will afford an additional opportunity for PSO to purchase AEP capacity.

      Under the SIA, the price in the purchasing zone will be one-half of the sum of the foregone opportunity cost to sell capacity in the supplier zone and the decremental capacity purchase cost in the purchasing zone. For example, if PSO needs to purchase capacity and the price of capacity is $4.00 in the CSW zone and $2.00 in the AEP zone, PSO would purchase at a price of $3.00 (The $2.00 AEP zone price plus one-half the difference between the CSW zone price of $4.00 and the AEP zone price of $2.00). If the situation is reversed, i.e. CSW zone price is less than the AEP zone price, then PSO would make the purchase in the CSW zone since it is cheaper, thereby paying the same price they would have paid absent the merger. Energy works in the same manner. For energy the price is the lower of CSW's decremental cost or one-half of the sum of AEP's out-of-pocket costs and the CSW's zone decremental cost.

      Mr. Baker testified that the Applicants are committed to participation in an Independent System Operator (ISO) or other RTO arrangement. Since April 1998, AEP has participated in discussions regarding the development of the Alliance RTO and, as described below, the process is currently expected to lead to a Federal Energy Regulatory Commission ("FERC") filing this year.

      Beginning July 1, 1998, CSW/Southwest Power Pool ("CSW/SPP") has participated in the Southwest Power Pool short-term tariff, under which SPP controls access to the SPP members systems, including the CSW/SPP system, for short-term transactions. In addition, in

December 1998, the SPP filed with the FERC an enhanced regional transmission tariff, which provides control and access for long-term transmission service. CSW/SPP has also been an active participant in the development of an SPP-RTO.

      Currently, the SPP has a regional tariff that applies to short-term (less than a year) transactions. Under that tariff, the SPP determines transmission access for purposes of those transactions and is directly responsible for maintaining the node of the SPP.

      RTO membership provides a number of public benefits. Two of the most important are:

      (1) further assistance of non-discrimination in the offering of open access transmission; and

      (2) the broadening of energy markets.

Applicants' RTO activities are designed to achieve both of these benefits in the near term.

      In response to a question from the ALJ as to whether his testimony regarding ISO's/RTO's was tempered by the stipulation, Mr. Baker indicated the Applicants had committed to join an RTO by a date certain [pp. 15-16].

      In response to cross-examination from Mr. Stewart, Mr. Baker explained that the System Integration Agreement, which deals with generation production costs, and the System Transmission Integration Agreement, which deals with transmission facilities, provide a basis for maintaining the costs and benefits to each zone within the zone and to share benefits that are achieved through the merger among the zones [pp. 18-19]. He also testified that these agreements require FERC approval [p. 20]. Mr. Baker further testified that as contemplated under the agreement, AEP Service Company would take over the functions of CSW Service Company after the merger is consummated [p. 22]. He additionally testified that the applicants would not enter into a transaction that would impose more costs on PSO's customers [pp. 24-24].

      Mr. Baker further testified on cross-examination by Mr. Stewart, that the System Transmission Integration Agreement and System Integration Agreement between AEP and CSW are for a term of five years with the ability for them to roll-over for additional periods unless terminated [p. 18, ls. 5-9 and p. 19, ls. 18-24]. Mr. Baker also testified that it is projected that PSO will be short of capacity in the years 1999 and 2000 [p. 23, ls. 10-19]. He stated that the shortage that PSO will need to supply would be to meet the combination of load and reserves requirements [p. 23, ls. 20-25]. Mr. Baker testified that consideration was given by AEP to the losses that would occur on the Ameren system associated with the transfer of power from AEP to CSW but AEP did not do an independent loss study with respect to losses on the CSW system for that transfer [p. 25, ls. 13-25 and p. 26, ls. 1-9]. The analysis that was done held the losses constant in both systems [p. 26, Ls. 3-4].

      In response to questions from Ms. Jacobson, Mr. Baker testified as to the relative timelines for FERC approval of ISO/RTO applications [pp. 26-28].

      On re-direct Mr. Baker reiterated that sales to CSW of up to 250 MW would be required if savings to CSW would result [p. 29].

ROBERT A. SINCLAIR

      Dr. Robert A. Sinclair testified on behalf of the Municipal Electric Systems of Oklahoma and the Oklahoma Association of Electric Cooperatives to address economic matters that arise out of the merger between AEP and CSW, collectively ("the Applicants").

      According to Dr. Sinclair, the basic competitive problem with this merger lies in two facts. First, both Applicants are large regional utilities with control over vast generating resources and transmission facilities. Second, the merger is taking place in a region of the country where generation supply has become a critical problem whereby generating capacity has not kept up with the growth in demand and transmission capacity has not been adequately expanded. This has led to drastic price increases as recently as last summer. These prevailing conditions certainly heighten the competitive impact of the merger, especially given the large size of both companies and their geographic location at the northern and southern ends of the Midwest. While Mr. Sinclair's testimony, as stricken does not contain empirical market share calculations that would illustrate the competitive impact of the merger, his testimony does contain a thorough description of the competitive problems that the merger entails.

      Dr. Sinclair examined a number of market structure variables to assess the merger's competitive effects. These other variables include: (1) the potential of the merger to give rise to anticompetitive effects; (2) entry conditions; (3) efficiencies; and (4) whether one of the firms is likely to exit the market with its assets because of financial stress. In examining each of these four factors, the conclusion is that the merger, (1) will facilitate the exercise of unilateral market power; (2) is likely to enhance conspiratorial market power and tacit collusion; (3) will create adverse competitive effects related to the control of the regional transmission system; (4) will create market power that is not likely to be undercut by free and easy entry; (5) will not create cost savings that are remarkable by industry standards (and, indeed, evidence suggests that costs are lower in smaller utilities); and (6) is not initiated to save one of the merger partners from exiting the market with its assets because of financial stress. Consequently, the merger would provide the merged entity with increased market power, unmitigated by other economic factors.

      In addition to his market power analysis, he also analyzed the proposed mitigation measures and found that they were inadequate. The Applicants propose two main mitigation measures. The first is to "divest" about 300 MW of capacity in the SPP and about 150 MW in the Electric Reliability Council of Texas ("ERCOT"). The second measure is a promise not to invoke priority rights (the AES-TVA priority) affecting transmission usage from power transfers from AEP to CSW. The idea behind both of these measures is an attempt at diminishing the increased concentration that results from the merger.

      The "divestiture" proposal is supposed to reduce the post-merger concentration to a level that is comparable to the concentration level pre-merger. But in addition to being of inadequate magnitude to reduce concentration to pre-merger levels, the scheme does not really release the capacity from CSW's control. And the interim measure to make energy sales is unsatisfactory because such sales are non-firm and, thus, would not be of sufficient quality to serve retail demands.

      The Applicants promise not to invoke certain priority rights also will not mitigate the increased concentration resulting from the merger. The basic competitive problem is that, as a result of the merger, AEP will gain control of the bulk of low-cost capacity that can be delivered to CSW's SPP ("CSW-SPP") control area by controlling access to the transmission capacity into CSW-SPP from the east. Currently, a large number of firms have somewhat equal access to this transmission capacity. After the merger, because of certain operational advantages, AEP will be able to gain priority in using the scarce transmission capacity into CSW from the east. In an effort to alleviate this problem, the Applicants propose to reduce the priority at which they can make transfers from AEP to CSW. This measure is not sufficient to ensure the preemption of other suppliers because the new Company will still have advantages in obtaining available transmission capacity over other suppliers.

      Dr. Sinclair also rebuts the Applicants' economic analysis. The rebuttal is in two parts. First, he explains why the market concentration analysis of Applicants' economic witness Hieronymous is not an adequate basis from which to draw conclusions about the competitive impact of the merger. Basically, Dr. Hieronymous did not consider certain important market supply conditions in the Midwest that are likely to have a determinative effect on market power. The second part of Dr. Sinclair's rebuttal involves an examination of the mitigation measures proposed by the Applicants. As noted above, these measures are not sufficient to ameliorate the severe competitive consequences of the merger.

      Dr. Sinclair's main recommendation is that the merger should not be approved. However, if it is nonetheless approved, generation divestiture should be required to address market power problems. Significant amounts of CSW's generation should be divested to multiple entities in order to address the market power problems in this case. Along with this, the Commission should require that the Applicants join a functional, Independent System Operator ("ISO") before the merger is approved.

      On cross-examination by Ms. Jacobson, Dr. Sinclair testified that he was familiar with FERC Order No. 592 and that his mitigation recommendations of divestiture and a requirement to join an ISO were consistent with the requirements of that order. He also testified on cross-examination by Ms. Jacobson that Order No. 592 also provides that expansion of the transmission system could also be a mitigation measure [pp. 37-38].

      On cross-examination by Mr. Downs, Dr. Sinclair testified it was practically feasible for American Electric Power to deliver power into Oklahoma but that such power would have to be bundled with ancillary services in the SPP to assure reliable service [p. 39, ls. 5-14]. It was Dr. Sinclair's opinion this had not been done in the past because AEP's resources were committed to serving AEP's retail customers [pp. 39-40].

      Dr. Sinclair testified on cross-examination that he would modify the delivered price test to take into account anticipated or historical equilibrium conditions for analyzing the effects of the merger. When asked whether such a model left a lot of room for the exercise of judgment or even bias, Dr. Sinclair responded that all economic models require judgment and there could be bias injected [p. 41, ls. 18-23].

      Dr. Sinclair testified the adjustments he made to the models were in an attempt to reveal market power [p. 42].

      Dr. Sinclair admitted on cross-examination that the transfer capacity from the Ameren system under summer peak to CSW is 760 MW [p. 44, ls. 5-11]. He stated that in his model, he used 1,260 MW as an ATC on the Ameren-CSW path. Dr. Sinclair stated that this figure had no empirical basis but was used in an attempt to model transmission conditions, which he expected to prevail in the future under certain new transmission institutions, such as an ISO. Dr. Sinclair stated the level he chose was to test the sensitivity of the model and was based upon his informed judgment as an economist [pp. 43-45].

      On further cross-examination by Mr. Downs, Dr. Sinclair discussed his conclusion that, in order to mitigate market power increases that result from the merger, Applicants should divest 2,000 MW of capacity. Dr. Sinclair admitted that 2000 MW was an amount larger than the 1260 MW path from Ameren to CSW that he expected to be available in the future. Regarding the accuracy of his estimates, Dr. Sinclair stated that his recommendation for divestiture had no empirical basis but it was better over estimate rather than under estimate [p. 50,Il. 20 - p. 51, 1-8].

      On redirect examination, Dr. Sinclair testified that all economists need to rely on informed judgment in making an analysis. He further stated that Dr. Hieronymous delivered price tests required certain judgments be made. He testified that, in an appendix to his FERC testimony, Dr. Hieronymous argues a number of points about the methodology to be used in the FERC delivered price test. Dr. Sinclair stated he applied his informed judgment based upon certain market realities of events which have either transpired in recent months or that are forecast in the future based on generation supply [pp. 54-55].

      Finally, Dr. Sinclair testified that, he had heard statements that AEP has not limited itself to the 250 MW firm transfer to the CSW system. In fact, Dr. Sinclair said he had heard that Applicants had reserved the right to apply to the FERC for non-firm transfers above the 250 MW level [p. 56, ls. 7-12].

MELVIN H. PERKINS, JR.

      Melvin H. Perkins, Jr. was called as the first witness for Oklahoma Gas and Electric Company ("OG&E"). Mr. Perkins has been employed by OG&E since 1972 in Transmission and distribution engineering and operations. He is presently Manager of Operations in the Power Delivery business unit and is responsible for the OG&E system transmission operations, substation construction, operations and maintenance and metering. This includes responsibility for transmission system security and tariff administration including compliance with FERC Orders 888 and 889. Mr. Perkins received a BS degree in Electrical Engineering from the University of Oklahoma in 1972.
His Responsive Direct Testimony filed on March 29, 1999 (Exhibit 165), and the summary of his testimony dated April 19, 1999 (Exhibit 212) were accepted into the record [p. 64, ls. 12-13].

      Mr. Perkins testified that the capability to import power into Oklahoma will be significantly impacted by the energy transfer proposed in the merger of American Electric Power Company, Inc. ("AEP") and Central and South West Corporation ("CSW"). His testimony was offered to show that Available Transmission Capability ("ATC") is significantly reduced and he urged the Commission to deny the merger application at this time and to encourage the Applicants to come forward with a joint planning initiative to restore the Oklahoma transmission system to pre-merger conditions.

      Mr. Perkins testified that the OG&E system is comprised of 4300 miles of transmission interconnected with other companies at 43 points. The bulk 345kv system began with joint planning between OG&E and Public Service Company of Oklahoma ("PSO") and resulted in several joint ownership lines. He stated that this highly integrated system of transmission facilities relies on close coordination between utility companies to ensure continued reliability and market efficiency. He testified that this coordination could include daily communication regarding maintenance, service restoration, and other issues.

      Mr. Perkins stated that ATC is an indicator of import and export capacity with each of the companies interconnected with OG&E. Among other factors, ATC includes a margin for reliability. He said that this reliability margin is reserved for generation in one transmission area that provides a backup supply for another area. He stated that ATC is calculated by running complex computer models of the system. These models contain thousands of transmission system elements that have information about each element.

      He testified that OG&E has assigned an incorrect rating to one of these elements, a large power transformer in the OG&E Fort Smith Substation, and that caused the ATC to be understated. This rating was changed as a result of reviewing the Applicants' study and the original study was rerun by OG&E producing results found in Mr. Perkins' pre-filed testimony.

      He testified that these new results actually reflect a higher ATC from Entergy to OG&E; however, he asserted that the transfer proposed by the Applicants in this case still significantly lowers ATC values. Mr. Perkins testified that ATC is lowered by approximately 94% from Entergy to OG&E due to the proposed transfer. Chart 1 in Mr. Perkins' pre-filed testimony (Exhibit 165, p. 4) shows that the import capability from Western Resources is lowered by approximately 73% and the import capability from CSW will be lowered by 65%. One possible mitigation OG&E identified through the testimony of Mr. Perkins is to upgrade the Fort Smith Substation transformer at a cost of approximately $10,900,000. Mr. Perkins testified that with the time limitations under the merger, OG&E did not make any in-depth investigation to determine if any other upgrade might be a solution to the problems caused by the transfer of power in accordance with the merger. [p. 64, ls. 18-23]. He stated that joint planning with OG&E, CSW, and other transmission owners in the region would be necessary to determine if the Fort Smith Substation transformer upgrade is the best solution.

      Mr. Perkins testified that OG&E does not expressly oppose the merger but initiated its intervention for due diligence reasons. He stated that there are certain conditions created by the merger that are clearly not acceptable and not in the best interest of Oklahoma customers. He said that OG&E remains ready to work with the Applicants to determine the extent of necessary mitigation measures so that the merger can go forward and pre-merger conditions can be retained. Mr. Perkins said that OG&E requests that the merger application be denied and that the Applicants be ordered to engage in joint planning with costs to restore pre-merger conditions to be paid by the Applicants.

      Mr. Perkins testified on cross-examination that the joint planning requested by OG&E will require the parties to study the problems caused and agree on a set of parameters for a computer model [p. 65, ls. 14-17 and p. 77, ls. 23, 24] and then look at what mitigation measures are necessary to restore the pre-merger conditions [p. 78, ls. 3-4]. The computer model must include the flows that are on the system along with those related to the merger transaction [p. 78, ls. 12-17].

      On cross-examination, Mr. Perkins admitted that he had no experience in transmission planning, as distinguished from operations [p. 84, ls. 4-6]. He did not know what an annual load factor was [p. 82, ls. 20-21]. He stated the head of the OG&E transmission planning function was probably more knowledgeable about the status of OG&E's transmission system than he was [p. 9 1, ls. 1-3]. He was not able to testify regarding the models used by the Southwest Power Pool for its databases in preparing its own computer model to analyze the transmission system and did not know how many points of interconnection OG&E had with Entergy [p. 86, ls. 16-19 and p. 91, 1.23 - p. 92, 1.3]. With regard to many of these matters, Mr. Perkins said that Mr. Kuebeck would be the best person to ask [p. 82, l. 20 - p. 89, l. 20 and p. 94, ls. 1-2].

      Mr. Perkins further stated that OG&E's study showed that there is no pre-existing condition that would cause congestion on the OG&E system [p. 78, ls. 23-25 and p. 79, ls. 1-4].

      Mr. Perkins further testified that OG&E had submitted a five-year transmission construction plan to the Southwest Power Pool and that such plan did not contemplate any system upgrade designed to address overloads at or in relation to OG&E's Fort Smith station [p. 86, l. 20 - p. 87, 1. 4]. Mr. Perkins agreed that the Southwest Power Pool had adopted Coordinated Planning Procedures, which were an attachment to the SPP Regional Open Access Transmission Tariff. He explained that under such procedures, the SPP conducts seasonal assessments of the expected performance of the regional transmission network and notifies transmission owners of violations of reliability criteria. It is then the responsibility of the transmission owner either to explain why the violation finding is not valid or to identify alterations to the transmission system that would correct the violation. Mr. Perkins agreed that, under the procedures, the SPP staff would participate in the conduct of studies needed to study any such violation and that the procedures make provision for sharing of the costs of a system upgrade among those who benefit from the upgrade [p. 87, .l 5 - p. 88, l.5].

      Mr. Perkins testified that the merger related study conducted by OG&E showed that the transformer upgrade for the Fort Smith Substation will resolve the constraints on the OG&E transmission system [p. 107, ls. 21-24,
p. 112, ls. 22-24 and p. 113, ls. 2-4].

      On cross-examination Mr. Perkins admitted that OG&E had posted on the SPP OASIS a zero Available Transfer Capability for imports from Entergy for the summer of 1999. He explained that the zero ATC was based on notification from the SPP that loop flow from transactions by other utilities had impacted OG&E's import capability. Mr. Perkins stated that the zero ATC posting had been made in April and that the transactions referred to by the SPP as impacting OG&E did not include any transfer from AEP to CSW. Mr. Perkins testified that OG&E had retained an outside consulting firm, PCA, to analyze the impact on OG&E's system of transfers from AEP to CSW. He further stated that he had seen the results of PCA's studies but claimed not to be familiar with Table 1 to PCA's study report and referred all questions about the report to Mr. Kuebeck [p. 99, ls. 12-13 and
p. 101, ls. 7-16].

      Mr. Perkins further testified that, while OMPA and WFEC had firm transmission reservations on the OG&E system, he did not know how OMPA or WFEC used those reservations or where their power supply resources were located. Mr. Perkins testified that according to OG&E's answers to the Applicants' data request (Exhibit 213) that OMPA had no firm transmission reservation of the Entergy system for imports into OG&E's control area [p. 102, l. 11 - p. 105, l. 19]. However, on redirect examination, Mr. Perkins explained that the Applicants' data request related to "use" of firm transmissions and does not reflect the reservations that OMPA has on the system [p. 113, ls. 6-22].

      On redirect examination Mr. Perkins stated that AEP would not be required to pay for services under the SPP tariff with respect to the merger transaction [p. 112, ls. 12-14]. He also stated that AEP would not have any financial obligation under the SPP tariff to pay for upgrades caused by the merger transaction because AEP has not requested transmission service through the SPP [p. 112, ls. 16-21].

PETER P. KUEBECK

      OG&E's next witness was Peter P. Kuebeck. Mr. Kuebeck is employed by OG&E as Supervisor of Transmission Scheduling. His Responsive Direct Testimony, filed on March 29, 1999 (Exhibit 164), the volume two of two volumes, which Mr. Kuebeck sponsored and which contains the work papers relating to the studies performed by OG&E in this case and was also filed on March 29, 1999 (Exhibit 168) and the summary of Mr. Kuebeck's testimony, as redacted, dated April 19, 1999 (Exhibit 214), were accepted into the record [p. 131, ls. 15-21].

      Mr. Kuebeck testified that Applicants, AEP and CSW propose a multi-year arrangement by which a large transfer of electric energy will be sent cross country from Ohio to Texas. He stated that, this transfer, which he referred to as the Merger Transaction, involves a vast distance, broadly distributed flows and impacts across multiple states and control areas. Mr. Kuebeck testified that Applicants were asked to perform a transfer study [p. 117, ls. 4 and 5]. The parameters for the study were agreed upon by the parties in this case and became a part of an Order of this Commission. Mr. Kuebeck takes issue with the study performed by the Applicants in the following respects:

      1. The transmission system study performed by the Applicants demonstrates that the proposed merger and transfer of 250 megawatts of energy from AEP to CSW, the Merger Transaction, cannot be accommodated without negatively affecting import Available Transfer Capability ("ATC") on the existing transmission grid in Oklahoma. The proposed Merger Transaction will impose a significant limitation on electric energy import capability to the State of Oklahoma. The Applicants insist that there is no ATC from Entergy to OG&E, yet conclude that their own transaction along this same path can be accommodated. He testified, however, that the Applicants' Merger Transaction is the incremental transaction that takes away virtually all of the ability of the Fort Smith substation to carry any other imports of power and reduces import capability across the transmission system serving Oklahoma [p. 117, ls. 16-18].

      2. The studies that Mr. Kuebeck performed with data provided by the Applicants demonstrate that transfer considerations were overlooked in the Applicants' study. Specifically, Applicants failed to perform a meaningful Linear Transfer Analysis by AC solutions, and Applicants ignored the Transmission Reliability Margin for each studied contingency.

            a. Linear Transfer Analysis is used to determine the level of reliable transfer capability from one area to another. The studies Mr. Kuebeck performed for OG&E utilized an AC methodology that is inherently more accurate than the DC studies used by the Applicants. An AC analysis considers transformer tap settings, generator MVAR limits, shunt devices, transmission line MVAR loading, and voltage performance of the network. Energy transfers across vast distances require complete AC analysis for accurate determination of network performance.

            b. Transmission Reliability Margin ("TRM") is that amount of transmission capacity used in this region to supply generation resources from adjacent utility systems to maintain generation reliability in the event of generator forced outages. Applicants failed to consider TRM in their analysis. The Applicants failed to recognize the absolute Available Transfer Capability at the points of interconnection. The Merger Transaction reduces ATC severely at all north and east import points for the purchase of energy outside Oklahoma. The Applicants insist that TRM of other companies is inconsequential to the AEP to CSW transfer of energy. That aside, the Applicants have reported that there is a decrease in First Contingency Incremental Transfer Capability ("FCITC") into OG&E after subtracting the 250 megawatt transfer. Applicants' own study shows there is a significant reduction in import capability to Oklahoma.

      3. Mr. Kuebeck performed a Loss Study for OG&E using the load flow data submitted by Applicants. The study revealed increased losses for OG&E as energy flows on parallel paths through the OG&E system to CSW SPP and CSW ERCOT. Losses appear as loads to generators, requiring the generators to produce more power and use more fuel. The additional fuel cost for the losses caused by the Merger Transaction will be paid for by all OG&E customers. Mr. Hiebsch provides quantitative cost estimates for this impact in his responsive direct testimony.

      Mr. Kuebeck further testified that Applicants were asked by this Commission to perform and submit a study that would identify transmission constraints that might result from this merger. Using the Applicants' data Mr. Kuebeck performed studies to verify the conclusions reached by the Applicants. According to Mr. Kuebeck, while all of these studies reflect a decrease in import capability into the State of Oklahoma as a result of the Merger Transaction, Applicants suggest that these results should be ignored. Mr. Kuebeck stated that the studies he performed clearly demonstrate harm to Oklahoma's electric consumers, and Applicants should propose and agree to implement mitigation measures that will eliminate that harm.

      Mr. Kuebeck criticizes Applicants for relying too heavily on DC transfer studies rather than relying on the more accurate AC studies. Out of the estimated 2,000 to 3,000 cases studied by the Applicants, only 12 of the studies were done with an AC solution to verify the DC transfer study [p. 128, ls. 17-24 and p. 129, ls. 2-12].

      Mr. Kuebeck testified that the OG&E transmission line losses were calculated using the winter 1999 case provided by the Applicants [p. 129, ls. 16-17]. Although an hour by hour computation of the line losses throughout the entire year would yield a more precise calculation, Mr. Kuebeck is comfortable that the figures on the exhibit he sponsored are representative of what would be the annual loss on OG&E's system [p. 130, ls. 5-20]. He explained that there are two types of power on OG&E's system negatively impacted by the merger: real power measured in megawatts [p. 132, Is. 12-23] and reactive power measured in MVARs [p. 133, ls. 1-8]. Mr. Kuebeck estimates that the merger will increase line losses on OG&E's transmission system by 5 megawatts in real power [p. 130, ls. 23-25] and by 44 MVARs of reactive power [p. 133, ls. 13-17, Exhibit PPK-1]. Mr. Kuebeck explained that as the transmission system becomes loaded, it is necessary to supply more capacity MVARs to the system to maintain the voltage [p. 133, ls. 18-24 and p. 134, ln. 2].

      Mr. Kuebeck testified that he is familiar with the SPP coordinated planning procedures. The seasonal assessments that the SPP does as contemplated by those procedures is done to point to violations in reliability. Mr. Kuebeck testified that SPP has not advised OG&E that any of its facilities are in violation of the SPP reliability criteria [p. 153, ls. 5-15].

      In response to cross-examination, Mr. Kuebeck admitted that OG&E's OASIS postings were at variance with the chart in Mr. Perkins' testimony that purported to list OG&E's Available Transfer Capabilities for imports from OG&E's interconnected neighbors. In particular, where Mr. Perkins' chart had shown that before the AEP/CSW merger OG&E would have an ATC from Entergy of 139 MW the OG&E OASIS posting showed zero ATC. Mr. Kuebeck testified that Entergy had similarly posted a zero ATC value for imports into OG&E from Entergy, which Mr. Kuebeck said was appropriate [p. 142, l 22 - p. 144, l. 21].

      Where Mr. Perkins' chart had shown a pre-merger ATC from GRDA. of 417 MW and a post-merger ATC of 392 MW, Mr. Kuebeck stated that the OG&E OASIS posting showed only 231 MW of ATC available from GRDA. prior to the merger [p. 144, l. 21 - p. 145, l. 5]. Mr. Kuebeck further admitted that OG&E's OASIS postings showed that OG&E had provided for no Transmission Reserve Margin (TRM) in relation to its import capabilities from any of its interconnected neighbors other than Entergy [p. 166, l. 13 - p. 167, l. 7]. Mr. Kuebeck testified that he was comfortable with OG&E's OASIS postings [p. 144, l. 21 p. 148, l. 12].

      Mr. Kuebeck also admitted that DC analyses were customarily used to study the performance of the transmission network under contingency conditions to expedite the analysis of hundreds of different contingency conditions and that the study process that Applicants followed in this case mirrored the process that the Southwest Power Pool ordinarily follows [p. 150, l. 4 p. 151, l. 22]. Mr. Kuebeck agreed that, contrary to his prefiled testimony, Applicants had performed AC studies to confirm the reasonableness of their DC studies [p. 128, l. 14 - p. 129, l. 3] and that in all but one instance the AC results were consistent with the DC results [p. 167, ls. 4-6].

      Mr. Kuebeck agreed that linear load flow analyses involve a systematic evaluation of the loss of individual bulk power system elements on other elements of the interconnected network but that his study of the effect of the AEP to CSW transfer on OG&E's import capabilities was based on an assessment of only 31 contingencies [p. 155. Is. 8-12; p. 161, ls. 14-16 and
p. 186, ls. 18-20]. Mr. Kuebeck said that it was important to select the appropriate outages to study where you know they can make a difference. It was for this reason that he studied outages of Fort Smith station because it has a history of outages including four outages in the last three years. Mr. Kuebeck pointed to Fort Smith as an example of where operating judgment and system knowledge helps in selecting the appropriate contingencies to study [p. 154, l. 17 - p. 155, l. 3].

      Mr. Kuebeck admitted that originally if any studies were put forward in this proceeding by OG&E, PCA would do the studies [p. 160, ls. 8-13]. However, in the last days of March, OG&E decided that it should perform its own studies [p. 160, ls. 8-13]. Mr. Kuebeck stated that based on the information provided by OG&E, it was reasonable for the Applicants to assume that the Fort Smith transformer limit is a pre-existing condition [p. 169, ls. 14-23]. Mr. Kuebeck admitted that Table 1 to the PCA study showed that the Fort Smith 161/500 MVA transformer, even when modeled at its correct emergency rating, overloaded when the Fort Smith 161/345 MVA transformer was out of service even before the AEP to CSW transaction, but that the SPP had not informed OG&E of any reliability violation. Mr. Kuebeck had earlier corrected his testimony on direct examination by stating that the AEP to CSW transfer would affect loadings on Fort Smith by less than 5%, not 20% [p. 115, ls. 11-12 and [p. 169, l. 11 - p. 170, l. 10].

      Table 1 to PCA's study report showed that a transmission line on the Entergy system would be the element that would limit to zero firm power transfers from Entergy to OG&E [p. 174, ls. 6-16]. When asked about this, Mr. Kuebeck contended that the consultant's analysis was not reliable because neither OG&E nor its consultant had confirmed with Entergy that transmission lines on Entergy's system would actually respond to contingencies as indicated in the PCA study. Mr. Kuebeck testified that OG&E had made no recent effort to engage in coordinated planning with Entergy [p. 169, ls. 6-14].

      After rejecting PCA's original results, which were based on a full-blown contingency analysis which studied the outage of 9000 interconnected system facilities [p. 178, l. 86], PCA was asked to do a different study. Mr. Kuebeck explained that the second PCA study produced no equivalent to Table 1 to the first PCA study and that the second study was based on a different set of transfers and may include different modeling of generation changes [p. 186, ls. 3-14]. When asked why he had stated in direct testimony that the PCA studies were consistent with the studies Mr. Kuebeck had done, Mr. Kuebeck stated that they were generally because they both examined the effects of the AEP to CSW transfer [p. 191, l. 19 - p. 192, l. 1].

      When asked about the loss study that he had done, Mr. Kuebeck agreed that he had used a winter season base case prepared by the SPP in January 1998 rather than the SPP base cases that Applicants and OG&E had used for determining the loop flow effects of the AEP to CSW transfer, which were prepared by the SPP in December 1998 [p. 193, l. 10 - p. 194, l. 4]. Mr. Kuebeck agreed that the PCA study, which was based on the Summer 1999 base case prepared in December 1998, showed that at the summer peak additional losses resulting from the AEP to CSW transfer would be 3.1 MW not the 5.5 MW Mr. Kuebeck had found based on the older winter base case [p. 195, ls. 7-21]. Mr. Kuebeck readily admitted that his measure of incremental losses associated with the AEP to CSW transfer does overstate the amount of incremental losses that OG&E would experience on an average annual basis [p. 195, l. 23 - p. 196, l. 2].

      Mr. Kuebeck was cross-examined about his Exhibit PPK-3, which shows the impacts that a number of transactions for which firm transmission reservations have been made that include service in the month of August 1999 would have on OG&E's Fort Smith station [p. 204, l. 16 - p. 205, l. 17]. Mr. Kuebeck stated that there were other long-term transactions on this list that would have an impact on Fort Smith station loadings that would be about the same or greater than the AEP to CSW transfer [p. 206, l. 1 - p. 209, l. 7].
Mr. Kuebeck further agreed that some of the uses made by Western Farmers and OMPA of the OG&E system were modeled in the base case and would therefore not be affected by any reduction in ATC resulting from the merger [p. 211, l. 16 - p. 213, l. 4].

GUSTAVO E. BAMBERGER

      OG&E's next witness was Gustavo E. Bamberger, an economics consultant from Chicago, Illinois. Dr. Bamberger is a Principal and Vice President of Lexecon Inc., an economics consulting firm that specializes in the application of economics to legal and regulatory issues. He received a B.A. degree from Southwestern at Memphis, and M.B.A. and Ph.D. degrees from the University of Chicago Graduate School of Business. Responsive Direct Testimony, filed in this cause on March 29, 1999 (Exhibit 167). Exhibit 167 and the summary of Dr. Bamberger's testimony, as redacted, dated April 19, 1999 (Exhibit 216), were accepted into the record [p. 13, ls. 5-10].

      Dr. Bamberger testified that Lexecon Inc. had been asked by OG&E to analyze the likely effect of the proposed merger of AEP and CSW on buyers of electricity in Oklahoma. Based on the available evidence, they reached the following conclusions:

      FIRST, absent additional mitigation measures, the proposed AEP/CSW merger likely will harm a substantial number of Oklahoma consumers because it will reduce available transmission capacity into Oklahoma from relatively low-cost power suppliers.

      SECOND, Applicants' proposed mitigation measures fail to address the merger-induced reduction in available transmission into Oklahoma.

      THIRD, Applicants' proposed mitigation measures do not alleviate market power concerns.


      Dr. Bamberger testified that the proposed merger reduces transmission into Oklahoma. He stated that as a condition of the proposed merger, Public Service of Oklahoma ("PSO"), a CSW company, has entered into transmission service agreements with Ameren and Western

Resources ("the Ameren contract"),
whereby PSO purchased 250 megawatts of firm "point-to-point" transmission service for the period June 1, 1999 to May 31, 2003. If it were not for the merger, CSW was not planning to purchase firm energy from AEP; instead, CSW intended to utilize different transmission resources to reach alternate energy suppliers. Thus, Dr. Bamberger concluded that this sale is merger related.

      Dr. Bamberger testified that Applicants concede that CSW's use of the Ameren transmission path will affect the availability of transmission in other parts of the state because AEP/CSW's use of the Ameren path causes "loop flows" over other parts of the Oklahoma transmission system. He explained that loop flows are power flows on portions of a transmission system owned by utilities that are not involved in a particular power transaction.

      Dr. Bamberger stated that because less transmission will be available as a result of the merger, certain transactions between Oklahoma utilities and power suppliers likely will be precluded. That is, if the merger is completed (without additional mitigation), power purchasers in Oklahoma, like OG&E, will not be able to import as much power from outside of the state. This reduction in transmission capability also likely will affect several other entities in Oklahoma, including the Oklahoma Municipal Power Authority and Western Farmers Electric Cooperative. In effect, a reduction in the availability of transmission reduces the geographic size of the market in which an Oklahoma utility can purchase power, thus reducing OG&E's (and others') ability to import lower-cost power into Oklahoma. Dr. Bamberger concluded that such a reduction in the availability of relatively low-cost power harms Oklahoma consumers.

      Dr. Bamberger further testified that Applicants' proposed mitigation measures do not address the effect of the merger on transmission. He stated that Applicants concede that the proposed merger raises market power concerns. In response to these concerns, Applicants propose certain mitigation measures. Dr. Bamberger testified, however, that Applicants' proposed mitigation measures fail to address the merger-induced reduction in the geographic size of those markets. That is, even if the proposed mitigation measures reduce concentration in Oklahoma to the pre-merger level, they do not return a transmission capability into Oklahoma to the pre-merger level because the proposed mitigation measures do not affect merger-induced loop flows. Dr. Bamberger testified that the solution to the merger-induced reduction in transmission capability is straightforward. It can be mitigated by increasing transmission capacity at points where the Ameren transaction-related loop flows would reduce the availability of transmission. Such a mitigation measure would, in effect, return the geographic size of the market to pre-merger levels.

      Dr. Bamberger testified that because the proposed merger affects the size of the geographic market, Applicants' use of an "HHI" analysis to evaluate the effectiveness of the proposed mitigation measures is misleading. Applicants' analysis consists of comparing pre-merger HHIs in particular geographic markets to post-merger HHIs in smaller geographic markets. In Dr. Bamberger's opinion, Applicants' economic analysis is flawed because the pre-merger and post-merger HHIs are based on markets of different geographic sizes.

      Dr. Bamberger testified that Applicants' proposed mitigation measures do not alleviate market power concerns. He said that even if the pre-merger extent of the geographic market were re-established by upgrading transmission capacity to offset merger-induced loop flows, Applicants' mitigation measures do not alleviate concerns that the merger will allow a merged AEP/CSW to exercise market power. Dr. Bamberger stated that Applicants claim that they will mitigate market power concerns in Oklahoma by divesting generation assets. In particular,

Applicants claim that they will "divest" 300 megawatts of generating capacity from PSO's Northeastern plant (which has a total generating capacity of about 1,500 megawatts).

      Dr. Bamberger stated that in general, divestiture can be a reasonable approach for mitigating market power concerns (but not loop flow concerns) because it removes the divested assets from the control of the merging parties. However, Applicants' mitigation proposal falls short of divestiture. First, Applicants concede that their proposed "divestiture" will not take place until sometime after July 1, 2002. Indeed, AEP and PSO have not committed to divest generation assets by any particular point in time. Second, the "divestiture" fails to eliminate AEP/CSW's control of the "divested" asset. In particular, AEP/CSW likely will be able to influence when outages will be scheduled at the "divested" plant.

      Dr. Bamberger stated that if AEP/CSW can override the objections of the owners of the "divested" 300 megawatts (or if they do not object), AEP/CSW could use its control of the Northeastern plant to exercise market power by restricting the output of the Northeastern plant at times when such a reduction in output could substantially raise electricity prices. It is Dr. Bamberger's opinion that the proposed mitigation measures may make it easier for AEP/CSW to exercise market power because it may allow the merged firm to raise market price by restricting the output of the "divested" 300 megawatts of generating capacity at no cost to AEP/CSW.

      Dr. Bamberger testified that under Applicants' proposed interim mitigation measures, that is, until the proposed "divestiture" of 300 megawatts takes place, CSW will conduct interim system energy sales from the Northeastern plant at a specified price. It is his understanding that under the terms of the proposed sales contracts, CSW will be able to recall the energy under certain "emergency" conditions. If it does so, CSW will be obligated to compensate the owners of the energy, at a yet-to-be specified amount.

      It is Dr. Bamberger's opinion that this interim mitigation measure fails to alleviate market power concerns. First, the merged firm will maintain operational control of the to-be-divested plant during the interim period. As stated in Dr. Bamberger's testimony, Applicants may have an incentive to exercise market power by scheduling outages strategically. Second, if the amount of compensation that CSW must pay to the owners of the financially firm energy in the event of a recall is not related to the price of energy at that time, CSW may have an incentive to recall the energy, thereby profiting from the difference between market price and the amount it must pay to compensate the owners of the financially firm energy.

      Dr. Bamberger testified further that even if his concerns about the proposed mitigation measures were unfounded, Applicants concede that their proposed mitigation measures fail to prevent concentration levels from increasing substantially in several areas of Oklahoma, including OG&E's service area. That is, Applicants concede that, as a result of the proposed merger, concentration in several areas of Oklahoma will increase substantially.

      Dr. Bamberger testified that OG&E's concerns about the availability of relatively low cost power as a consequence of the merger are not overstated, contrary to the criticisms of the Applicants' consultant, Dr. Hieronymous. Dr. Bamberger noted, first of all, that Dr. Hieronymous did not deny that the merger would have an effect on such availability but only claimed that the effect would be relatively small. Dr. Bamberger testified that there is not any reason to believe that the effect will be small. He testified that the effects will likely increase into the future [p. 11, ls. 22-25 and p. 12, ls. 1-11].

      Dr. Bamberger testified that the merger would harm the 60 cities represented by the Municipal Electric Systems of Oklahoma because it will cause a reduction in import capability [p. 13, ls. 14-24]. Dr. Bamberger compared this situation to a quota on the import of low priced cars. He stated that what the loop flows, in effect, do is reduce the availability of transmission and that is like a quota on relatively low cost power. He stated that being denied access to some of this low cost power, because of the loop flows, harms anybody who would have an opportunity to buy such relatively low cost power [p. 13, l. 25 and p. 14, ls. 1-10].

      Dr. Bamberger testified that the Applicants' plan of divestiture under their mitigation measures has nothing to do with the reduction of transmission and how that would increase costs to Oklahoma consumers [p. 16, ls. 9-22 and p. 17, ls. 4-9]. Dr. Bamberger also stated that some of the terms relating to the proposed mitigation measures are ambiguous, for example, the price that the owners of the financially firm energy will get making it difficult for an economist to be able to evaluate the effectiveness of the measure [p. 12, ls. 18-24 and p. 17, ls. 10-15].

      Under cross-examination, Dr. Bamberger testified that he did not make an independent evaluation of the impact of the on transmission capability and that he was not competent to perform loop flow studies. Dr. Bamberger noted, however, that both Mr. Maliszewski and Dr. Hieronymous found that the merger caused negative impacts on import capability. Dr. Bamberger observed that the Appendix A analysis (under the FERC Merger Policy Statement) done by Dr. Hieronymous showed that the amount of power that can be imported into the OG&E service area is reduced [p. 19, ls. 12-25 and p. 20, ls. 1-10]. Dr. Bamberger also testified that he relied upon OG&E's engineering studies which show that loop flows would reduce transmission and Mr. Maliszewski's studies which showed the same thing, so he did not do any additional investigation beyond noting that both sides agree [p. 20, ls. 12-25 and p. 21, ls. 1-2]. Although the Applicants and OG&E disagree as to the extent transmission capabilities are reduced, Dr. Bamberger found the parties' agreement to be significant [p. 25, ls. 18-25 and p. 26, ls 1-20].

      Dr. Bamberger concluded that the effect of the merger on the availability of transmission will likely increase the cost of electricity to a substantial number of customers. This conclusion was based on his observation that absent the merger, CSW would utilize different transmission resources to reach alternative energy suppliers and that AEP was unlikely to be a supplier in Oklahoma and Texas in the future because it has more lucrative opportunities elsewhere [p. 27, is. 2-12, 23-25 and p. 28, ls. 14-17]. Dr. Bamberger cites the testimony of Mr. Maliszewski and Dr. Hieronymous to support this conclusion [p. 28, ls. 8-25 and p. 29, ls. 1-6]. Dr. Bamberger concludes that the Oklahoma Municipal Power Authority and Western Farmers Electric Cooperative will be affected by the merger-induced reductions in transmission capability because they rely on the transmission system of OG&E [p. 31, ls. 11-18]. He reaches this understanding in reliance on the testimony of Mr. Hiebsch without independent knowledge of the facts [p. 31, ls. 19-25 and p. 32, l. 4].

      On further cross-examination, Dr. Bamberger was advised that Applicants' interim mitigation measures include a sale of energy from CSW's system, not just from the Northeastern plant, as Dr. Bamberger had testified. However, Dr. Bamberger stated that that fact did not make a difference in his opinions [p. 35, ls. 3-19].

STEPHEN F. HIEBSCH

      The final witness called on behalf of OG&E was Stephen F. Hiebsch. Mr. Hiebsch is the manager of Market Solutions for OG&E which is the research and service support group of the Marketing and Customer Care Division. Market Solutions contains traditional areas such as cost of service, revenue needs, rate making, electric forecasting for both retail and wholesale, and load research. It also includes areas such as customer research, financial analysis and market studies. Mr. Hiebsch earned his B.S. degree in business and mathematics from Southwestern College in Winfield, Kansas. He did graduate work at Wichita State University in Wichita,

Kansas, and earned a Master's Degree in Economics from Oklahoma State University. He has also completed an additional 30 hours of graduate courses in economics from Oklahoma State University. Mr. Hiebsch has previously been recognized as an expert witness before this Commission in the areas of economic forecasts, economic analysis, financial analysis and costs of capital. His Responsive Direct Testimony, filed on March 29, 1999 (Exhibit 166), and the summary of his testimony dated April 19, 1999 (Exhibit 217), were accepted into the record [p. 47, l. 19].

      Mr. Hiebsch testified that the purpose of his testimony was to identify the concerns that OG&E has with the proposed merger of AEP and CSW, and its subsidiary, PSO, from a competitive and ratepayer impact perspective, and the relief OG&E seeks from the Commission. He stated that OG&E is concerned that the merger of AEP and CSW, as structured with their proposed mitigation measures, will constrict both the number of energy suppliers and the extent to which energy suppliers are able to participate in the Oklahoma marketplace. He testified that this reduction in marketplace participants has the likely effect of raising electric prices by limiting competition.

      Mr. Hiebsch stated it was his understanding that this merger will be approved automatically if the Commission does not affirmatively reject the merger in the time permitted under Oklahoma law. He said it was also his understanding that under Oklahoma law, the Commission should disapprove the merger if the effect of the merger substantially lessens competition in the furnishing of public utility service in this State. He stated that under the conditions that will prevail in the post-merger world, based upon Applicants' filings and OG&E's review of those filings, it leads OG&E to believe that this merger will have a significant adverse impact on competition in Oklahoma. Furthermore, any savings which might be achieved for

PSO's Oklahoma customers comes at the expense of customers of the remaining electric providers in this State.

      Mr. Hiebsch stated that he believes the mitigation measures of the Applicants may never occur since they are based upon Applicants' own subjective determinations of their need for capacity. He also feels that the divestiture of 300 megawatts of capacity is likely to never occur since growth in load of this size could occur in a short period of time. Mr. Hiebsch testified that there is evidence in the record that PSO is already short of capacity, referring to Exhibit SFH-3 to his Responsive Direct Testimony (Exhibit 166).

      Mr. Hiebsch testified that historically OG&E has had the ability to purchase power off-system for economic reasons. As an example, he stated that the Fort Smith substation is the primary interconnect to OG&E for power coming from the East. In his prefiled testimony, he discussed the various reasons for purchasing power from off system suppliers. He testified that while historically these amounts have not been large, with the changing competitive environment, economy power purchases will increase. He testified that Exhibit SFH-8 to his Responsive Direct Testimony (Exhibit 166) is an example of historic capabilities but is not an indication of the expected growth that is likely to occur. Mr. Hiebsch referred to Mr. Perkins' chart which shows OG&E's entire system is impacted by the 250 megawatts transfer. He stated that in addition to the Entergy interconnection (Fort Smith substation), major interconnection capabilities with SPA, Western Resources and CSW are also significantly reduced.

      Mr. Hiebsch stated that these increased system wide transmission constraints substantially lessen competition in Oklahoma after the merger. The constraints remove the opportunity to make economic power purchases on behalf of Oklahoma consumers. Also,

Economic Development will be hurt by the increased transmission constraints which limit competition.

      Mr. Hiebsch also stated that these constraints hurt more than just OG&E's customers. Cooperative Association members served by Western Farmers and municipal customers served by the Oklahoma Municipal Power Authority, likewise, will be hurt. He said that consumers throughout the State of Oklahoma will be affected by this reduction in import capabilities. The increased transmission constraints limit the geographic size of the marketplace which decreases the opportunity for obtaining purchased energy at a competitive price. Mr. Hiebsch concludes that this hurts all Oklahoma customers.

      Mr. Hiebsch stated that another negative impact of the merger is the increased transmission line losses as testified to in Mr. Kuebeck's testimony. Mr. Hiebsch testified that these increased line losses cause OG&E's Oklahoma retail and wholesale customers to pay approximately $1.5 million per year more in fuel costs as shown in Exhibit SFH-9 to his Responsive Direct Testimony (Exhibit 166). He stated that in CSW's Proxy Statement, March 5, 1999, which is Exhibit SFH-10 to his testimony (Exhibit 166), the Applicants claim that the PSO customers will receive an $11.8 million fuel cost savings over the next 10 years. By multiplying the annual increased fuel expenditure by 10, the estimated cost to OG&E's Oklahoma retail and wholesale customers attributable to line losses is $15 million over 10 years. Thus, he concludes OG&E's customers are subsidizing PSO's customers. He stated that this does not address any impact that might be placed on transmission systems other than OG&E's.

      Mr. Hiebsch testified that OG&E's requested litigation measures are as follows:

      1. The Applicants must bear all capital expenditures necessary to return the transmission system and the Fort Smith Substation to the pre-merger conditions. He stated that the preliminary estimate of this expenditure according to Mr. Perkins is approximately $11 million.

      2. The Applicants must bear all expenditures necessary to install the equipment required to correct power factor,

      3. Applicants should pay the increased $15 million in fuel costs that is related to increased line losses.

      4. Contrary to past practice between PSO and OG&E, there was no effort on the part of the Applicants to conduct any joint planning for future operations. Since OG&E was not fully informed of the Applicants' plans, any conclusions drawn thus far must be considered preliminary. OG&E requests that the Applicants engage in joint planning with the other electric providers in the State to more fully understand the impacts of the merger and resulting operations will have on the State. Furthermore, OG&E requests that the Applicants and the other electric providers in the State work together to resolve issues and problems that arise from this joint planning.

      Mr. Hiebsch testified that OG&E and its customers must be held harmless from any required capital investments and increased operating costs caused by post-merger operations. He stated that OG&E urges the Commission to dismiss the Application at this time.

      Mr. Hiebsch testified that notwithstanding the comments of Dr. Hieronymous, OG&E's purchases of power at the Entergy interconnect during the summers of 1996, 1997 and 1998, which is depicted on Exhibit SFH-8 (Exhibit 166) does not overstate the amount of purchases that OG&E makes through the Entergy system. He stated that the path for the energy was actually reserved and payment for the energy was made and, at the time the power was to flow to OG&E, a determination was made, based on weather and other factors, whether OG&E needed the power or would sell the power to other entities [p. 45, ls. 16-25 and p. 46, ls. 1-22]. On cross-examination, Mr. Hiebsch testified that Exhibit SFH-8 was introduced to show that there are availabilities to purchase energy off-system through the Fort Smith Substation for OG&E to buy economy purchases of energy so it can lower costs to its customers. He also stated the purpose was to show that this type of trading has gone on in the past and as the competitive environment grows in the future, these purchases could become much larger [p. 55, ls. 14-24]. Mr. Hiebsch testified that the megawatt hours listed on his exhibit for the days of May in 1998 showed instances where actual physical delivery of energy was made. However, he could not testify as to which of the megawatt hours for the month of May in 1998, if any, were actually delivered to OG&E [p. 56, ls. 5-20].

      On cross-examination, Mr. Hiebsch admitted that he had assumed that in each hour of the year additional losses caused by transfers from AEP to CSW would be equal to the losses Mr. Kuebeck had calculated that OG&E would experience at the hour of the winter peak on OG&E's system [p. 61, l. 21 - p. 62, l. 13]. Mr. Hiebsch further admitted that he had determined the cost of additional losses caused by a 250 MW transfer from AEP to CSW by assuming that OG&E would burn additional natural gas to make up for such losses [p.
61. l. 2 - p. 63, l. 16]. Mr. Hiebsch testified that OG&E's average annual fuel cost was approximately 52% of its average annual gas cost for generating electricity [p. 60, ls. 1-5]. Mr. Hiebsch testified that he had concluded that the merger would cause OG&E to incur additional losses at a cost of $15 million over the first ten years after consummation of the AEP/CSW merger by multiplying an annual cost of $1.5 million, by 10 years. Mr. Hiebsch testified that Applicants have planned to transfer power from AEP to CSW for the length of the contract [p. 63, ls. 1-25].

JIMMY D. CROSSLIN

      Mr. Jimmy D. Crosslin, Tariff and Cost of Service Coordinator for PUD, testified on behalf of Staff. Mr. Crosslin testified in support of the Stipulation, Exhibit No. 209, which was presented to the Court and accepted into the record in this Cause on April 19, 1999. Mr. Crosslin testified that the terms of the Stipulation are a fair compromise and asked the Commission to accept the Stipulation, as a balance of all interests involved. Mr. Crosslin testified that the Stipulation is fair, just and reasonable, as to the issues it addresses.

      Mr. Crosslin testified that the Public Utility Division also gave serious consideration, in its review of the Applicants' proposed merger, to the impact it may have on competition in Oklahoma, and the effect it will have on Oklahoma jurisdictional ratepayers.

      Mr. Crosslin testified that the regulatory plan as initially proposed by the Applicants should be rejected, and stated Staff has developed an alternative plan. Staff recommends that the regulatory plan ultimately approved by the Commission provide meaningful benefits to the ratepayers and that to accomplish this goal, Staff proposes the merger savings be credited against the customer's bill. Mr. Crosslin testified that Staff's proposal provides for a fair and expedient manner to flow the merger savings to ratepayers. Mr. Crosslin testified that he recommends a five-year regulatory plan be adopted to address the regulatory treatment of merger synergies and the cost to achieve the synergies. Mr. Crosslin testified Staff further recommends that each year following the merger closing, the Joint Applicants distribute 50% of the jurisdictional merger synergies to the ratepayers as shown on Attachment A of the December 19, 1998 prefiled testimony of Jimmy D. Crosslin. Mr. Crosslin testified that Staff's plan allows for the customers to receive a merger synergy credit each August following the merger approval date. Mr. Crosslin testified that the merger synergy credit rider should be effective until such time as the Applicants' base rates are adjusted through a general base rate filing. Mr. Crosslin testified that

Staff also recommends hold harmless conditions to ensure that the ratepayers are shielded from unknown and unintended consequences. Attachment B, of Jimmy D. Crosslin's December 19, 1998 Testimony, provides Staff's overall regulatory plan recommendations.

      Mr. Crosslin testified the Applicants propose that merger savings be credited against regulatory assets. However, Staff notes that PSO's regulatory assets were definitively addressed in PSO's last rate proceeding, Cause No. PUD 960000214. Next, the Applicants propose the merger savings be applied to depreciation expense to provide the benefit of a lower ratebase for distribution facilities. Mr. Crosslin testified that Staff cannot support the Applicants' proposal since it does not provide meaningful benefits to customers.

      Mr. Crosslin testified as to the Applicants' retail market power study and the load flow study. Mr. Crosslin testified that the proposed merger substantially lessens competition in a retail access environment. He stated that the Applicants propose market power mitigation measures in order to gain regulatory approval of their proposed merger. Mr. Crosslin further testified that the issue of market power becomes a major and vital concern as the State of Oklahoma moves toward allowing competition for electric utility services.

      Mr. Crosslin testified that the proposed merger creates market barriers on the transmission system. The proposed merger contemplates transactions from the AEP service territory to CSW. Historically, there have been no trading transactions between the merging parties. Mr. Crosslin testified that the proposed merger seeks to combine separate, distinct, geographic markets through a 250 MW transmission service reservation. Mr. Crosslin testified that the Applicants' reservation for transmission service results in additional congestion on the regional transmission grid. Mr. Crosslin testified that the Applicants' transmission reservation limits market participants' ability to enter the Oklahoma market, which has an impact on the competitiveness of the market. Staff's specific recommendations regarding the market power issues and hold harmless conditions are provided in the recommendation portion of Mr. Crosslin's testimony.

      Furthermore, 17 O.S. Section 191.5 provides that the merger may be disallowed if the Commission finds:

      the effect of the merger or other acquisition or control would be substantially to lessen competition in the furnishing of public utility service in this state;

      Mr. Crosslin testified that the proposed merger presents competitive concerns in a retail access environment. Staff recommended the following changes to the Applicants' market power mitigation proposal:

      1. The Applicants shall divest generation assets as necessary to address horizontal and vertical market power concerns.

      2. The Applicants must provide meaningful hold harmless provisions to ensure that the customer is not negatively impacted by the merger. To date, the Applicants have not provided a meaningful hold harmless mechanism to evaluate the opportunity cost of the customers resulting from diverting cheap generation as part of the interim and divestiture market power mitigation sale.

      3. The Applicants shall hold the customers harmless for the cost differential of coal versus natural gas generation resulting from the market power mitigation plan. The Applicants propose to divest coal generation capacity instead of natural gas. Staff recommends the customer be insulated from the adverse effect that might result from the __________.

      4. plan for sharing the generation divestiture gains with the ratepayers.

      5. Applicants should agree to a 75% - 25% sharing of the interim generation sale margins.

      6. The Applicants load flow study of the transmission system identifies the congestion areas, which has an impact on the performance of Oklahoma transmission systems. Staff recommends the Applicants bear the cost of upgrading the Fort Smith transformers.

      7. Finally, Staff recommends the Applicants join an ISO by a date certain to ensure that the transmission system is operated.

      Mr. Crosslin's prefiled testimony was accepted into the record as Exhibit Numbers 56, 112 and 172, without objection. Mr. Crosslin testified, under cross-examination, that it was his understanding that his testimony should be deemed conformed to be in compliance with the stipulation entered into on April 19, 1999. Mr. Crosslin further testified under cross-examination that an Independent System Operator ("ISO") could identify and take remedial action to remove transmission congestion and constraints through regional transmission planning [p. 84 ls. 16-21], and further stated that PSO, in the offered stipulation, agrees to participate in an ISO pursuant to the Stipulation at page 11, paragraph 17 (Exhibit 209 attached hereto). Mr. Crosslin further testified it was his understanding that the PSO customers will receive 100 percent of the jurisdictional fuel and purchase power savings resulting from the merger. Mr. Crosslin testified that the upgrade to the transformer at the Fort Smith junction is required by the Public Utility Holding Company Act, under the interconnection requirement. Therefore, the expense to upgrade the transformer is an appropriate merger cost. Mr. Crosslin testified that the upgrade is necessary to ensure the parties are returned to pre-merger condition [p.86 ls. 12-17]. Mr. Crosslin testified that this is a traditional issue, because ideally, the members of an ISO would pay proportionately for this benefit, but he admitted "we are not there" [p.87 ls. 18-24]. He also testified that the reason the upgrade is needed is the merger transaction [p.87 ls. 24 and 25 and
p. 88 l. 1) [See also p. 88 ls. 23-25 and p. 89 ls. 1-3].

      Mr. Crosslin was aware that a firm reservation of 250 MW had not been made for the summer of 1999, and therefore there was not a requirement to resolve this issue immediately [p. 89, ls. 4-14].

      Mr. Crosslin further reiterated his recommendation was that the Applicants be required to have the Southwest Power Pool perform a regional study to identify whether the merger would cause transmission constraints that may have a negative impact on Oklahoma utilities. The second recommendation was for the Applicants to be required to join an ISO. [p. 90, ls. 1-5 ]

      It was Mr. Crosslin's opinion that this issue would be resolved if the Southwest Power Pool would in fact do the study, determine if the 250 MW transfer can be performed and determine what the impact was on Oklahoma utilities. The parties should be required to accept the decision rendered by the Southwest Power Pool in this regard [p. 90, ls. 7-12].

      Mr. Crosslin was also aware that PSO could accept the position taken by the Staff [p. 90, ls. 13-15].

      Mr. Crosslin was also aware that the State of Arkansas in their approval of the merger had made as a condition that if SWEPCO intended on leaving the Southwest Power Pool they would come back and request the Arkansas Public Service Commission for approval [p. 90, ls. 17-22].

KENNETH R. ZIMMERMAN

      Kenneth R. Zimmerman, Ph.D., Tariff & Cost of Service Coordinator for PUD, testified on behalf of Staff. Dr. Zimmerman testified that this application has been evaluated by Staff in terms of the criteria contained in 17 O.S., Section 191.5, as well as the general definitions and standards in Sections 191.1 through 191.13. Section 191.5(A), provides:

      The Corporation Commission shall approve any merger or other acquisition of control referred to in Section 2 of this act unless, after a public hearing thereon, it finds that one or more of the following conditions will exist if such merger or other acquisition of control is consummated, in which event it shall disapprove such merger or acquisition of control and the same shall not be consummated.

The specific criteria in Section 191.5 are:

      1. The acquisition of control would adversely affect the contractual obligations of the domestic public utility or of any person controlling such domestic public utility, or its ability or commitment to continue to render the same level of service to its customers that the domestic public utility is currently rendering;

      2. The effect of the merger or other acquisition of control would be substantially to lessen competition in the furnishing of public utility service in this state;

      3. The financial condition of any acquiring party is such as might jeopardize the financial stability of the domestic public utility or any person controlling such domestic public utility or otherwise prejudice the interest of the domestic public utility's customers;

      4. The plans or proposals which an acquiring party has to liquidate the public utility or any such controlling person, sell its assets, or a substantial part thereof, or consolidate or merge it with any person, or to make any other material change in its investment policy, business or corporate structure or management, would be detrimental to the customers of the domestic public utility and not in the public interest; or

      5. The competence, experience and integrity of those persons who would control the operation of the domestic public utility are such that it would not be in the interest of its customers and the public to permit the merger or other acquisition of control.

      Dr. Zimmerman testified that his testimony concerns two criteria in the review Staff performed in assessing the impact of the proposed merger. In addressing these criteria, Dr. Zimmerman testified that he focused on the following:

      1. The PROMOD analyses performed by the applicants to assess the operational costs and characteristics of the combined AEP/CSW generation and transmission systems; and,

      2. The economic impact of the proposed merger on the Tulsa Metropolitan Statistical Area (MSA) economy and the Oklahoma economy.

      Based on its review of the data and information provided by the Applicants and independent analysis, Dr. Zimmerman testified that Staff has reached the following overall conclusions:

      1. The PROMOD analyses prepared by the Applicants indicate that the AEP and CSW generation and transmission systems can be operated in combination without significant negative impact on either the reliability or cost of power for the customers of PSO;

      2. The PROMOD analyses prepared by the Applicants do not investigate how the AEP and CSW generation and transmission systems might be operated so as to minimize the cost of power to PSO's customers;

      3. The economic impact of the proposed merger on the economy of the Tulsa MSA and the economy of the State of Oklahoma is unknown at this time, and for the next 3-5 years; and,

      4. An appropriate and acceptable estimate of the impact of the proposed merger on the economy of the Tulsa MSA and the economy of the State of Oklahoma can be made by either the University of Oklahoma or Oklahoma State University, using state level economic modeling tools already available to those institutions.

      Based on these conclusions, Dr. Zimmerman testified that Staff recommends the Commission approve the proposed merger only if the hold harmless provisions outlined in Mr. Crosslin's testimony are agreed to by the Applicants. Dr. Zimmerman testified that these hold harmless provisions are essential to protect the public interest relative to a proposed merger that has so many uncertainties and potential impacts for Oklahoma. In addition, Staff recommends that the Commission order the Applicants to:

      1. Perform more extensive PROMOD analyses to assess any possible operational benefits of the merger for PSO's customers; and,

      2. Perform ongoing analyses to assess the impact of the merger on the economy of Tulsa MSA and the State, in conjunction with the University of Oklahoma or Oklahoma State University if possible.

      Dr. Zimmerman testified in an in camera proceeding on April 21, 1999, that the Applicants voluntarily had Oklahoma State University perform an analysis to assess the impact of the merger on the economy of Tulsa County, Oklahoma. He further testified regarding the results of the analysis. Dr. Zimmerman's testimony presented in the in camera proceeding on April 21, 1999, is under seal. His conclusions, however, are that additional PROMOD analyses are not needed due to information received in discovery. The economic impact of the merger is not fully known at this time. However, even a worst case scenario would not be a significant adverse economic impact on Tulsa County, considering the size of Tulsa County economy. Dr. Zimmerman's pre-filed testimony was accepted into the record as Exhibit Number 59 without objection or cross-examination.

                   FINDINGS OF FACT AND CONCLUSIONS OF LAW

      The ALJ finds that this Commission has jurisdiction over the merger pursuant to 17 O.S. Section 191.1 et seq. and OAC 165:5-7-57. Further, the ALJ finds this Commission has jurisdiction over Public Service Company of Oklahoma regarding retail rates and the effect that the merger might have on those rates pursuant to 17 O.S. Section 152, 153 and Okla. Const. Art. 9, Section 18.

      The conditions for disapproval of a merger are set forth at 17 O.S.
Section 191.5, and require the merger be approved unless one of the conditions contained within the statute would exist if the merger is consummated. The Stipulation reached by the Joint Applicants, Staff, CSD, and the AG, which sets forth various hold harmless provisions, guaranteed rate reductions, guaranteed a base rate increase moratorium, quality of service standards and a most favored nations clause, satisfies the majority of the statutory standards. The primary areas of inquiry raised by Intervenor OG&E and others, relating to whether the merger would lessen competition in the furnishing of public utility service in the state, is negated by the Joint Applicants' commitment to engage in joint planning and the involvement of the Southwest Power Pool.

      The evidence tends to show that market power will indeed be impacted in Oklahoma and competition harmed because of the impact of the merger on the transmission system at the Ft. Smith transformer which may result in line losses and congestion.

      The evidence also tends to show that the Southwest Power Pool did not list this area of transmission (OG&E's Ft. Smith transformer) as a problem in its seasonal studies and OG&E has no plans for any upgrades for the next five years.

      The ALJ further finds that the Commission should direct PSO and OG&E to request the Southwest Power Pool to evaluate and identify the impact on the transmission import capability into Oklahoma at the Ft. Smith 161/500 MCA Transformer of the 250 MW transfer of power from AEP to CSW across the Ameren system and to identify what, if any, corrective action should be taken to return the Oklahoma transmission system to pre-merger condition.

      The ALJ further finds that the Commission should require that, after the Southwest Power Pool has made its determination, the Joint Applicants be required to reimburse OG&E for the proportionate share that the Joint Applicants contribute to any problem found to exist on the Oklahoma transmission system by making such transfers recognizing that some part of the problems caused by the merger already exist at the Ft. Smith substation that has resulted in outages and congestion.

      The ALJ further finds that authority over the alleged line loss issue lies with the Federal Energy Regulatory Commission.

                                 RECOMMENDATION

      After careful consideration of the testimony and the Stipulation, the ALJ recommends that the Commission issue an order approving the merger based upon the conditions set forth herein:

      The ALJ further recommends that the Commission issue an order approving the Stipulation as being fair, just and reasonable.

      The ALJ further recommends that the Commission direct PSO and OG&E to request the Southwest Power Pool to evaluate the impact on OG&E's Fort Smith 161/500 MVA transformer of a 250 MW transfer of power from AEP to CSW across the Ameren system and identify what, if any, corrective action should be taken.

      The ALJ further recommends that the Commission require that, after the Southwest Power Pool has made its determination, the Joint Applicants be required to reimburse OG&E for the proportionate share that the Joint Applicants contribute to any problem found to exist at the Fort Smith substation by making such transfers, recognizing that a problem already exists at the Fort Smith substation that has resulted in outages and congestion.

      The ALJ further recommends that the Commission direct the Joint Applicants to report the results of the Southwest Power Pool evaluation to the Director of the Public Utility Division of the Oklahoma Corporation Commission no later than June 14, 1999.

      The ALJ further recommends that the Commission issue an order stating that the Commission lacks jurisdiction to address the question of line loss reimbursement based upon the facts presented in this Cause.

                                       DATED this 4th day of May, 1999

                                       /s/ ROBERT E. GOLDFIELD

                                       Administrative Law Judge

BEFORE THE CORPORATION COMMISSION OF THE STATE OF OKLAHOMA

JOINT APPLICATION OF AMERICAN  )
ELECTRIC POWER COMPANY, INC.,  )
PUBLIC SERVICE COMPANY OF      )     CAUSE NO.  PUD 980000444
OKLAHOMA AND CENTRAL AND SOUTH )
WEST CORPORATION REGARDING     )
PROPOSED MERGER                )



                                   STIPULATION


         The parties to this Stipulation, dated as of April 16, 1999, are the Public Utility Division (Staff) and the Consumer Services Division (CSD) of the Oklahoma Corporation Commission (OCC or Commission); American Electric Power Company, Inc. (AEP); Central and South West Corporation (CSW); Public Service Company of Oklahoma or any successor (PSO); and, the Attorney General of the State of Oklahoma (Attorney General). The foregoing parties to this cause shall be referred to individually either as a Signatory or by the acronym assigned above, and collectively as the Signatories. The Signatories submit this Stipulation to the Commission as representing a just and reasonable disposition of the issues addressed in this Stipulation; the Signatories request approval of this Stipulation and entry of an order consistent with this Stipulation.

         The Signatories stipulate and agree as follows:

                        STATEMENT OF SIGNATORIES' INTENT

         The purpose of the plan is to distribute net merger savings through a credit rider to retail ratepayers. The minimum life of the credit rider is five years. It is the intention of the Signatories to this Stipulation that, at a minimum, a five-year plan be implemented. The costs to achieve the merger incurred prior to the end of the first two years after the effective date of the merger will be deferred and amortized. These costs are to be amortized during the five-year period after the effective date of the merger. If a general rate change proceeding changes PSO's base rates within the first five years after the effective date of the merger, the shareholder savings imputation shall be used and the credit rider will continue regardless of any changes to base rates. If a general rate change proceeding changes PSO's base rates after the first five years after the effective date of the merger, no shareholder savings imputations or deferred costs to achieve amortization shall be used and the credit rider shall terminate upon the implementation of new base rates. The Applicants commit to hold PSO Oklahoma retail customers harmless from adverse impacts of the merger. PSO commits not to seek a general base rate change prior to January 1, 2003. If PSO seeks a general rate change from January 1, 2003 through the fifth year anniversary of the effective date of the merger, the Applicants agree to a $5,000,000 reduction to PSO's revenue requirement as otherwise determined by the Commission. The parties acknowledge that there may be changes in the number of Central and South West Services, Inc. (CSWS) or PSO employees located within Oklahoma as a result of this merger and the level of such changes have not been finally determined. The economic impacts of this merger are not addressed in this partial Stipulation and remain unresolved. It is the intent of the Signatories that all five attachments to this Stipulation be incorporated as if set forth fully herein.

         SECTION 1. NON-OPPOSITION TO MERGER.

         Both the Staff and the Attorney General acknowledge that they will not oppose the merger as to the issues stipulated herein before the Federal Energy Regulatory Commission (FERC). Further, the Staff recommends that the Commission file a position statement in consolidated FERC Docket Nos. EC98-40-000; ER98-2770-000; and ER98-2786-000 indicating that it does not oppose the merger. The Staff reserves the right to litigate before FERC the impact of the merger upon the transmission system in Oklahoma, which includes the impact of the merger upon other

Oklahoma jurisdictional utilities and also includes the impact of potential line losses and potential increased congestion within Oklahoma.

         SECTION 2. THE PROPOSED PLAN.

         This Stipulation has been developed to ensure that Oklahoma retail customers of PSO receive the benefits of the merger. The proposed plan set forth below is reasonable and in the public interest.

         SECTION 3. SHARING OF NET NON-FUEL AND NON-PURCHASED POWER OPERATION AND MAINTENANCE EXPENSE SAVINGS.

         (a) PSO will implement a net merger savings (net of costs to achieve the merger as defined in Section 3(b)) rider in Oklahoma that will reduce rates to customers by the annual amount shown in Attachment 1 beginning with the first revenue month after the effective date of the merger. Each individual year's rate reduction will apply for a twelve month period as presented in Attachment 1, with a $9,409,000 annual reduction to be applied in each of the years following the end of the fifth year until new base rates for PSO become effective pursuant to a general rate change proceeding.(1) At the end of the five-year period, deferred costs to achieve amortization and shareholder savings imputations as addressed in Section 3(c) shall terminate.

         (b) Costs to achieve the merger ("costs to achieve") are those costs reasonably and prudently incurred within the first two years after the effective date of the close of the merger in order to consummate the merger and combine the operations of AEP and CSW. These costs include, but are not limited to, investment banking fees; consulting and legal services incurred in connection with obtaining regulatory and shareholder approvals; transition planning and development costs; employee separation costs including severance costs, change-in-control payments and retraining costs; systems integration costs; operations integration costs including


----------
(1) The Signatories' understanding for the purpose of this Stipulation of what constitutes a general rate change proceeding is one in which the overall non-fuel base revenue requirements of the company are revised.

telecommunication costs; and facilities consolidation costs. The costs to achieve are to be recovered through merger savings. For Oklahoma retail jurisdictional ratemaking purposes, PSO will defer the lesser of estimated or actual costs to achieve incurred prior to the end of two years after the effective date of the merger. These deferred costs will be amortized over a five-year period beginning with the effective date of the merger. The amortized costs for each year shall be proportionate to the aggregate estimated merger savings for the corresponding year as seen in Attachment 1.

         Applicants shall credit the customer via an allocation methodology that allocates the net merger savings according to Attachment 2.

         (c) If changes in base rates of PSO, pursuant to a general rate change proceeding, occur within the first five years after the effective date of the merger, the following rate treatments shall be reflected:

         (1) Estimated non-fuel operation and maintenance expense merger savings net of costs-to-achieve will be included in cost of service as an allowable expense. The amount to be included in the cost of service shall be based upon the test year period.

         (2) Amortization of costs to achieve will be included in cost of service as an allowable expense. The amount to be included in the cost of service shall be based upon the test year. The unamortized balance of costs to achieve will not be included in rate base and no return will be allowed on the unamortized balance of costs to achieve.

         (3) The merger savings rate reduction rider as described in Paragraph (a) above shall continue.

         (4) The Applicants shall have the burden of proof to show that they have substantially achieved the estimated level of merger savings as shown in Attachment 1. If the Applicants cannot demonstrate in any general rate change proceeding initiated within the first five years after the effective date of the merger, that they have substantially achieved the estimated merger savings, then the shareholders' portion of net merger savings (as shown in Attachment 1) shall not be included as a cost of service expense.

         (5) Attachment 3 is an example of the retail base rate treatment described in this subsection.

         (d) For each year following the end of the fifth year after the effective date of the merger, a $9,409,000 annual reduction will be reflected in the net merger savings rate reduction rider. In any retail base rate change proceeding after the fifth year after the effective date of the merger, the following rate treatments will be reflected:

         (1) No estimated non-fuel operation and maintenance expense merger savings will be included in cost of service as an allowable expense.

         (2) No amortization of costs to achieve will be included as an allowable expense.

         (3) The merger savings rate reduction rider will cease upon the effective date of the new base rates.

         (e) In the event the electric utility industry in Oklahoma is restructured prior to the end of the fifth year after the effective date of the merger, the then effective rider benefits, as described above in Section 3, and costs to achieve amortization pursuant to Section 3(b) shall be deemed applicable in their entirety to the rates of the unbundled services that remain regulated by the Commission. The costs to achieve amortization and rider benefits shall continue in full, and remain unaltered, for the five-year term, except in the case of a general rate change proceeding initiated by a party other than PSO.

         (f) In the event of any general rate change proceeding initiated by a party other than PSO subsequent to industry restructuring and prior to the end of the fifth year, the rider benefits, cost amortization, and shareholder net savings imputation shall be reduced proportionate to the rates of regulated unbundled services. It is the intent of the Signatories that the cost amortization, net merger savings rider, and shareholder savings amputations continue for the five-year term for those services subject to continued regulation by the State of Oklahoma. It is also the intent of the Signatories that the benefits would continue for the period of time in which the net merger savings rider set forth in Section 3 above remains in effect for those services subject to continued regulation by the State of Oklahoma.

         SECTION 4. SHARING OF FUEL AND PURCHASED POWER EXPENSE SAVINGS.

         After the effective date of the merger, all jurisdictional fuel and purchased power expense savings resulting from the merger shall accrue to the benefit of the retail customers through the existing fuel cost recovery mechanism.

         SECTION 5. ACCESS TO BOOKS AND RECORDS.

         The Applicants agree that subject to regulatory authority, the OCC and Attorney General will either have access in Oklahoma to copies of books and records of AEP and its affiliates and subsidiaries (including their participation in joint ventures) with respect to matters and activities that relate to Oklahoma retail rates or AEP will pay reasonable and prudently incurred travel expenses to conduct on-site review of books and records. The OCC and Attorney General will have access to the books and records of PSO to the degree required to fully audit, examine, or otherwise investigate transactions between PSO and AEP affiliates.

         SECTION 6. AGREEMENT REGARDING STRANDED INVESTMENT.

         The Applicants commit and agree that stranded costs, if any, that PSO may seek to recover will be on a stand-alone basis, and will be limited to the ownership-interest of PSO's assets and obligations. PSO does not have any stranded costs under current Oklahoma regulation. The merger by itself does not create stranded costs.

         SECTION 7. MITIGATION.

         To mitigate any perceived impacts of the merger on the Applicants' market power, the Applicants have proposed in their FERC merger application a mitigation plan which includes the following:

         (1) Divestiture of 300 megawatts of coal-fired generating capacity at the Northeastern generating plant after such plant is no longer required to meet PSO's native load demand requirements subsequent to industry restructuring in Oklahoma.

         (2) Sale of 300 megawatts per hour of energy on an interim basis prior to the divestiture of the Northeastern capacity.

         (3) Waiver of PSO's priority to the use of CSW interfaces with other transmission systems to import centrally dispatched energy from the existing AEP system in excess of 250 megawatts.

         (4) Waiver of PSO's priority to the use of CSW interfaces to import non-firm energy from non-affiliates.

         (5)      Schedule CSW's use of the two high voltage direct current
                  (HVDC) ties between ERCOT and the SPP on a first-in-time basis for certain transactions.

         The Applicants commit to hold PSO Oklahoma retail customers harmless from adverse impacts from these transactions. Attachment 4 to this agreement describes the methodology that the Applicants will follow in order to hold PSO Oklahoma retail customers harmless from adverse effects of the interim mitigation sale.

         The Applicants' market power mitigation plan is reasonable and is subject to approval at the FERC. To the extent that the market power mitigation plan is modified by a final order of the FERC, the Applicants will inform the Commission and the Attorney General of such modifications. The Applicants shall make a filing with the Commission to address such modification, so as to ensure that Oklahoma PSO retail customers are held harmless from adverse effects of such plan, and quantify and determine the regulatory treatment of gains, if any.

         SECTION 8. BASE RATE MORATORIUM.

         Applicants will commit not to seek a base rate increase over base rates as of the date of this Stipulation, subject to major Force Majeure provisions set forth below, which would become effective prior to January 1, 2003. If a rate review is sought by the Applicants after January 1, 2003 through the end of the fifth year after the effective date of the merger, the Applicants shall make a $5,000,000 reduction to the revenue requirement otherwise determined by the Commission to be reasonable.

         SECTION 9. FORCE MAJEURE.

         Prior to January 1, 2003, if Force Majeure or events beyond the influence and/or control of PSO occur, including Oklahoma legislative action regarding industry restructuring or unbundling, PSO shall be entitled to file for a general rate review pursuant to OAC 165:70 and in such case, PSO will have the burden of proving (1) that its request for relief is a good faith request,
(2) that the event or occurrence was not directly or indirectly caused by PSO,
(3) the event or occurrence has at least an annual impact of $6,000,000 and (4) that PSO had no direct or indirect control over the event or occurrence. The Signatories will have the right to challenge PSO's request for rate relief. In any rate proceeding pursuant to this Section, merger costs and savings will be treated in accordance with Section 3.

         SECTION 10. REGULATORY AUTHORITY.

         Applicants agree not to assert in proceedings before this Commission, or in court proceedings related to this Commission, that the authority of the Securities and Exchange Commission ("SEC") as interpreted in Ohio Power v. FERC, 554 F.2d 779 (D.C. Cir. 1992.) cert. denied, 498 U.S. 73 (1992) impairs the
Oklahoma Corporation Commission's ability to examine the reasonableness of non-power affiliate costs to be passed to PSO's retail customers. The parties agree that the Ohio Power waiver does not include waiver of any arguments that AEP/CSW may have with respect to the reasonableness of SEC approved cost allocations, as opposed to the reasonableness of the costs themselves.

         SECTION 11. CAPITAL COSTS.

         The Applicants commit and agree that the cost of capital as reflected in PSO's rates shall not be adversely affected by the result of AEP's acquisition of CSW. The Applicants al so agree that subsequent to the completion of the merger, the cost of capital from PSO should be set commensurate with the risk of PSO and should not be affected by the merger. Applicants agree that they will not oppose, in either a regulatory proceeding or an appeal of a decision by the OCC, the application of the principal that the determination of the cost of capital can be based on the risk attendant to the regulated operations of PSO.

         SECTION 12. QUALITY OF SERVICE.

         The Applicants agree to the quality of service standards set forth in Attachment 5.

         SECTION 13. MOST FAVORED NATIONS.

         The Applicants commit and agree that upon issuance of any final and non-appealable order from the FERC, SEC, or any state or federal commission addressing the merger, through stipulation or otherwise, providing any benefits to customers of any jurisdiction or imposing any conditions on Applicants that would benefit the customers of any jurisdiction, such net benefits and conditions will be extended to PSO Oklahoma retail customers to the extent necessary to achieve equivalent net benefits and conditions to the Oklahoma PSO retail customers, provided the proposed merger is ultimately consummated. Joint Applicants will provide to the director of the Public Utility Division and the Attorney General any final and non-appealable order from the FERC, SEC, or any state or federal commission addressing the merger, through stipulation or otherwise.

         SECTION 14. MERGER SAVINGS HOLD HARMLESS CONDITIONS.

         The Applicants agree to hold harmless the retail customers of PSO from unforeseen events that materially diminish the estimated benefits of the merger and from major deviations from the Applicants' stated representations of estimated merger benefits as reflected in Column 5 of Attachment 1 in calculating the benefits to flow to retail customers.

         SECTION 15. COST RECOVERY.

         If the merger is not consummated, the Applicants commit and agree not to seek to recover transition or transaction costs, or termination fees, including but not limited to the "Out of Pocket" and "Topping Out" fees associated with the merger described in Sections 9.5 and
9.6 of the Agreement and Plan of Merger By and Among American Electric Power Company, Inc., Augusta Acquisition Corporation and Central and South West Corporation dated December 21, 1997 (Merger Agreement) and further commit and agree not to seek to recover fees related to the merger that may be charged by Morgan Stanley.

         SECTION 16. NON-RECOURSE PROVISION.

         A PSO affiliate may not incur debt or pledge the stock of PSO in a manner that, on the affiliate's default, would permit a creditor to have recourse against the regulated assets of PSO.

         SECTION 17. REGIONAL TRANSMISSION ORGANIZATION.

         The Applicants offer the following as a condition to approval of the merger:
         Prior to the later of six months prior to retail customer choice, or December 31, 2001, the Applicants agree that AEP will file with the FERC an unconditional application to, consistent with the RTO agreement, transfer the operational control of bulk transmission facilities owned, controlled and/or operated by AEP currently located in the Southwest Power Pool to a FERC-approved Regional Transmission Organization directly interconnected with the AEP transmission facilities. The above date shall be extended, if necessary, to 75 days after FERC issues the order on an RTO to which AEP is a signatory that is filed before June 30, 2001. Notwithstanding any other provision of this agreement, the Joint Applicants will not be precluded from seeking recovery of costs required to implement a Regional Transmission Organization.

         SECTION 18. NOTICE OF CLOSING.

         AEP shall notify the parties of the date the merger closes promptly after the closing occurs. This notice shall be sent to the parties in care of their respective attorneys of record at the addresses shown on the service list in this docket.

         SECTION 19. SUPPORT OF STIPULATION AND EFFECT OF MODIFICATION OF STIPULATION.

         The Signatories shall recommend that the Commission enter an order consistent with this stipulation in all material respects. If the Commission enters an order inconsistent with this stipulation, any Signatory may withdraw its consent to this Stipulation, and the withdrawing Signatory's agreement to this Stipulation shall be extinguished. The withdrawing Signatory shall not be deemed to have in any way waived or compromised any right to urge that a different result, methodology, or position be required by law or the facts.

         The Signatories agree that the provisions of this Stipulation are the result of extensive negotiations and that the terms and conditions of this Stipulation are interdependent. The Signatories agree that settling the issues in this Stipulation is in the public interest, and, for this reason, they have entered into this Stipulation to resolve among themselves the issues in this Stipulation. This Stipulation is a compromise and settlement among the Signatories, and no Signatory is bound beyond its obligation to support this Stipulation. This Stipulation shall not constitute nor be cited as precedent or deemed an admission by any Signatory in any other proceeding except as necessary to enforce its terms before the Commission or any state court of competent jurisdiction. The Commission's decision, if it enters an order consistent with this Stipulation, will be binding as to the matters decided regarding the issues described in this Stipulation, but the decision will not be binding with respect to similar merger plans that might arise in other proceedings. A Signatory's support of this Stipulation may differ from its position or testimony in other causes. To the extent there is a difference, the Signatories are not waiving their positions in other causes. Because this is a stipulated agreement, the Signatories are under no obligation to take the same positions as set out in this Stipulation in other dockets.

         Fully and duly authorized representatives of the Signatories have signed this Stipulation as of the date first set forth above.

                                    GENERAL COUNSEL FOR THE PUBLIC UTILITY
                                    DIVISION OF THE OKLAHOMA CORPORATION
                                    COMMISSION


                                    By: /s/ Deborah Jacobson


                                    COUNSEL FOR THE CONSUMER SERVICES DIVISION
                                    OF THE OKLAHOMA CORPORATION COMMISSION


                                    By: /s/ Marchi McCartney


                                    COUNSEL FOR THE OFFICE OF THE ATTORNEY
                                    GENERAL OF THE STATE OF OKLAHOMA


                                    By: /s/ Deborah R. Morgan


                                    COUNSEL FOR AMERICAN ELECTRIC POWER COMPANY,
                                    INC.


                                    By: /s/ Cody L. Graves


                                    COUNSEL FOR CENTRAL AND SOUTH WEST
                                    CORPORATION AND PUBLIC SERVICE COMPANY OF
                                    OKLAHOMA


                                    By: /s/ Jack P. Fite

                                                                    Attachment 1

                                 AEP/CSW MERGER
                            NET ANNUAL MERGER SAVINGS
                  AND OKLAHOMA CUSTOMER RATE REDUCTIONS ($000)

              (1)                       (2)               (3)              (4)              (5)             (6)
                                                        Costs to
                                    Gross Merger        Achieve        Net Merger      Customer Rate    Shareholder
            Period                    Savings          the Merger        Savings        Reduction*        Savings
            ------                    -------          ----------        -------        ----------        -------
Year 1.....................            8,255               2,524           5,731           3,179           2,552
Year 2.....................           12,648               3,868           8,780           4,871           3,909
Year 3.....................           15,264               4,668          10,596           5,878           4,718
Year 4.....................           17,355               5,307          12,048           6,684           5,364
Year 5.....................           18,817               5,754          13,063           7,247           5,816
                                      72,339              22,121          50,218          27,859          22,359

Percent of Net Savings.....                                                                55.5%           44.5%

-------------
* The amount of customer rate reduction to be used after Year 5 and which will continue until the effective date of the first base rate change after Year 5 is $9,409.

                                                                    Attachment 2

                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                        Net Merger Savings Rate Reduction
              Percentage Allocation of Merger Savings to Rate Class

                                                                            OCC PUD
                                                                            960000214
                                                                          PROPOSED BASE            % OF CLASS             SAVINGS
                                                   RATE CODE            NON-FUEL REVENUES         NON-FUEL REV             SPREAD
                                               ----------------
        RESIDENTIAL
1       Residential LURS                                   120             $5,885,299               3.420%                1.710%
2       Residential GCLURS                                 125                 319,841               0.186%                0.093%
3       Residential RS                                     140             151,429,153              88.002%               44.001%
4       Residential GCRS                                   150              14,439,411               8.391%                4.196%
        -------------------------------------------------------     ---------------------      -----------------     --------------
5               TOTAL RESIDENTIAL                                          172,073,704             100.000%               50.000%
        -------------------------------------------------------     ---------------------      -----------------     --------------

        COMMERCIAL & INDUSTRIAL SER. LEVEL 5
6       C & I SL5 LUGS                           575, 675, 676              33,019,230              29.439%                8.243%
7       C & I SL5 GS 5                680, 651, 685, 686, 2660              65,581,934              58,471%                16.372%
8       C & I SL5 PL5       550, 560, 650, 651, 655, 656, 2650              12,453,658              11.103%                 3.109%
9       C & I SL5 GSTOD                                    750                 157,856               0.141%                 0.039%
10      C & I SL5 MP                             835, 836, 837                 592,526               0.528%                 0.148%
11      C & I SL5 UMS                            435, 436, 444                 356,569               0.318%                 0.069%
        -------------------------------------------------------     ---------------------      -----------------     --------------
12      TOTAL COMMERCIAL & INDUSTRIAL SER.                                 112,161,773             100.000%                28.000%
        LEVEL 5
        -------------------------------------------------------     ---------------------      -----------------     --------------

        COMMERCIAL & INDUSTRIAL SER. LEVEL 4
13      C & I SL4 GS                                       680               3,493,596              58.842%                 0.941%
14      C & I SL4 PL                                       640               2,337,453              39.370%                 0.630%
15      C & I SL4 LUGS                                574, 674                 106,151               1.788%                 0.029%
16      C & I SL4 GS TOD                                   740                       0               0.000%                 0.000%
        -------------------------------------------------------     ---------------------      -----------------     --------------
17      TOTAL COMMERCIAL & INDUSTRIAL SER.                                   5,937,200             100.000%                 1.600%
        LEVEL 4
        -------------------------------------------------------     ---------------------      -----------------     --------------

        COMMERCIAL & INDUSTRIAL SER. LEVEL 3
        -------------------------------------------------------     ---------------------      -----------------     --------------
18      C & I SL 3 LPL          630, 632, 635, 637, 2630, 2635              25,665,299             100.000%                 8.000%
        -------------------------------------------------------     ---------------------      -----------------     --------------

        COMMERCIAL & INDUSTRIAL SER. LEVEL 2
        -------------------------------------------------------     ---------------------      -----------------     --------------
19      C & I SL2 LPL                     620, 625, 2620, 2625              22,875,147             100.000%                10.000%
        -------------------------------------------------------     ---------------------      -----------------     --------------

        COMMERCIAL & INDUSTRIAL SER. LEVEL 1
        -------------------------------------------------------     ---------------------      -----------------     --------------
20      C & I SL1 LPL                      612, 617, 2612 2617               3,559,629             100.000%                 1.800%
        -------------------------------------------------------     ---------------------      -----------------     --------------

        LIGHTING
21      Lighting GSL                                   833-834                   4,660               0.078%                 0.000%
22      Lighting OL                                    320-325                 334,335               5.631%                 0.034%
23      Lighting SL                    310, 311, 330, 340, 360               4,838,557              81.498%                 0.489%
24      Lighting MSL                                   830-832                 759,466              12,792%                 0.077%
        -------------------------------------------------------     ---------------------      -----------------     --------------
25              TOTAL LIGHTING                                               5,937,018             100.000%                 0.600%
        -------------------------------------------------------     ---------------------      -----------------     --------------


        -------------------------------------------------------     ---------------------      -----------------     --------------
26              TOTAL RETAIL                                               348,209,770             100.000%
        -------------------------------------------------------     ---------------------      -----------------     --------------

                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                        Net Merger Savings Rate Reduction
              Percentage Allocation of Merger Savings to Rate Class

                                                       Year 1              Year 2             Year 3             Year 4
                                                   ----------------    ---------------    ----------------   ----------------
                                                   Annual Savings      Annual Savings     Annual Savings     Annual Savings
                                  Rate Code             $3,179,000         $4,871,000          $6,878,000         $6,664,000
                               ----------------
        RESIDENTIAL
1       Residential LURS                    120       $     54,364       $     83,299       $     100,520      $     114,384
2       Residential GCLURS                  125              2,954              4,527               5,463              6,212
3       Residential RS                      140          1,398,800          2,143,301           2,506,393          2,941,043
4       Residential GCRS                    150            133,381            264,373             246,624            200,441
        ----------------------------------------   ----------------    ---------------    ----------------   ----------------
5           TOTAL RESIDENTIAL                            1,589,500          2,435,500           2,939,000          3,342,000
        ----------------------------------------   ----------------    ---------------    ----------------   ----------------

        COMMERCIAL & INDUSTRIAL SER. LEVEL 5
6       C & I SL5 LUGS            575, 675, 676,           262,842            401,512             484,518            550,956
                                            680
7       C & I SL5 GS 5            681, 685, 686.
                                           2660            520,441            797,472             962,337          1,094,294
8       C & I SL5 PL5             550, 560, 650,
                                  651, 655, 656,            98,833            151,436             183,743            207,800
                                           2650
9       C & I SL5 GSTOD                     750              1,253              1,920               2,316              2,634
10      C & I SL5 MP              835, 836, 837              4,702              7,203               8,095              9,087
11      C & I SL5 UMS             435, 426, 444              2,830              4,336               5,232              5,990
        ----------------------------------------   ----------------    ---------------    ----------------   ----------------
12      TOTAL COMMERCIAL & INDUSTRIAL SER.                  80,120          1,363,000           1,645,840          1,871,520
        LEVEL 5
        ----------------------------------------   ----------------    ---------------    ----------------   ----------------

        COMMERCIAL & INDUSTRIAL SER. LEVEL 4                     0                  0                   0                  0
13      C & I SL4 GS                        680             29,930             43,859              35,340             62,929
14      C & I SL4 PL                        640             20,025             30,083              37,826             42,163
15      C & I SL4 LUGS                 574, 674                909              1,393               1,681              1,912
16      C & I SL4 GS TOD                    740                  0                  0                   0                  0
        ----------------------------------------   ----------------    ---------------    ----------------   ----------------
17      TOTAL COMMERCIAL & INDUSTRIAL SER.                  90,864             77,936              94,848            106,944
        LEVEL 4
        ----------------------------------------   ----------------    ---------------    ----------------   ----------------

        COMMERCIAL & INDUSTRIAL SER. LEVEL 3
        ----------------------------------------   ----------------    ---------------    ----------------   ----------------
18      C & I SL 3 LPL           630, 632, 635,
                                637, 2630, 2635            234,320            389,600             470,240            534,720
        ----------------------------------------   ----------------    ---------------    ----------------   ----------------

        COMMERCIAL & INDUSTRIAL SER. LEVEL 2
        ----------------------------------------   ----------------    ---------------    ----------------   ----------------
19      C & I SL2 LPL           620, 625, 2620,
                                           2625            317,980            487,100             587,800            608,400
        ----------------------------------------   ----------------    ---------------    ----------------   ----------------

        COMMERCIAL & INDUSTRIAL SER. LEVEL 1
        ----------------------------------------   ----------------    ---------------    ----------------   ----------------
20      C & I SL1 LPL           617, 617, 2812,
                                           2617             57,222             87,678             105,884            120,312
        ----------------------------------------   ----------------    ---------------    ----------------   ----------------

        LIGHTING
21      Lighting GSL                    833-834                 15                 23                  28                 31
22      Lighting OL                     320-325              1,074              1,646               1,986              2,258
23      Lighting SL               310-311, 330,             15,545             23,819              28,743             32,084
                                       340, 360
24      Lighting MSL                    830-832              2,440              3,739               4,511              5,130
        ----------------------------------------   ----------------    ---------------    ----------------   ----------------
25            TOTAL LIGHTING                                19,074             29,226              35,268             40,104
        ----------------------------------------   ----------------    ---------------    ----------------   ----------------

        ----------------------------------------   ----------------    ---------------    ----------------   ----------------
26            TOTAL RETAIL                               3,179,000          4,871,000           5,878,000          6,684,000
        ----------------------------------------   ----------------    ---------------    ----------------   ----------------



                                                       Year 5           Total Rev.           Year 6
                                                   ---------------    ----------------   ----------------
                                                   Annual Savings      6 Yr Savings      Annual Savings
                                  Rate Code            $7,247,000         $27,808,000         $9,409,000
                               ----------------
        RESIDENTIAL
1       Residential LURS                    120      $    123,932       $     476,420      $    168,984
2       Residential GCLURS                  125             6,735              25,891              8,744
3       Residential RS                      140         3,196,770          12,298,308          4,140,077
4       Residential GCRS                    150           304,863           1,168,882            394,774
        ----------------------------------------   ---------------    ----------------   ----------------
5           TOTAL RESIDENTIAL                           3,623,500          13,929,500          4,704,500
        ----------------------------------------   ---------------    ----------------   ----------------

        COMMERCIAL & INDUSTRIAL SER. LEVEL 5
6       C & I SL5 LUGS            575, 675, 676,          597,363           2,296,390            775,575
                                            680
7       C & I SL5 GS 5            681, 685, 686.
                                           2660         1,186,467           4,561,000          1,540,426
8       C & I SL5 PL5             550, 560, 650,
                                  651, 655, 656,          225,304             866,115            292,519
                                           2650
9       C & I SL5 GSTOD                     750             2,856              10,978              3,706
10      C & I SL5 MP              835, 836, 837            10,720              41,288             13,918
11      C & I SL5 UMS             435, 426, 444             6,451              24,798              8,375
        ----------------------------------------   ---------------    ----------------   ----------------
12      TOTAL COMMERCIAL & INDUSTRIAL SER.              2,829,100           7,800,520          2,634,520
        LEVEL 5
        ----------------------------------------   ---------------    ----------------   ----------------

        COMMERCIAL & INDUSTRIAL SER. LEVEL 4                    0                   0                  0
13      C & I SL4 GS                        680            68,229             262,287             88,504
14      C & I SL4 PL                        640            45,658             173,488             99,200
15      C & I SL4 LUGS                 574, 674             2,073               7,989              2,002
16      C & I SL4 GS TOD                    740                 0                   0                  0
        ----------------------------------------   ---------------    ----------------   ----------------
17      TOTAL COMMERCIAL & INDUSTRIAL SER.                115,952             445,744            150,544
        LEVEL 4
        ----------------------------------------   ---------------    ----------------   ----------------

        COMMERCIAL & INDUSTRIAL SER. LEVEL 3
        ----------------------------------------   ---------------    ----------------   ----------------
18      C & I SL 3 LPL           630, 632, 635,
                                637, 2630, 2635           579,760           2,228,720            732,720
        ----------------------------------------   ---------------    ----------------   ----------------

        COMMERCIAL & INDUSTRIAL SER. LEVEL 2
        ----------------------------------------   ---------------    ----------------   ----------------
19      C & I SL2 LPL           620, 625, 2620,
                                           2625           724,700           2,785,900            948,980
        ----------------------------------------   ---------------    ----------------   ----------------

        COMMERCIAL & INDUSTRIAL SER. LEVEL 1
        ----------------------------------------   ---------------    ----------------   ----------------
20      C & I SL1 LPL           617, 617, 2812,
                                           2617           130,446             501,462            109,362
        ----------------------------------------   ---------------    ----------------   ----------------

        LIGHTING
21      Lighting GSL                    833-834                34                 131                 44
22      Lighting OL                     320-325             2,449               9,413              3,179
23      Lighting SL               310-311, 330,            35,437             136,227             46,009
                                       340, 360
24      Lighting MSL                    830-832             5,562              21,382              7,222
        ----------------------------------------   ---------------    ----------------   ----------------
25            TOTAL LIGHTING                               43,482             167,154             56,454
        ----------------------------------------   ---------------    ----------------   ----------------

        ----------------------------------------   ---------------    ----------------   ----------------
26            TOTAL RETAIL                              7,247,000          27,859,000          9,409,000
        ----------------------------------------   ---------------    ----------------   ----------------

                                                                    Attachment 3
                                 AEP/CSW MERGER
                       EXAMPLE OF BASE RATE CASE TREATMENT
                             BASED ON YEAR 3 ($000)

CREDIT PER RIDER CONTINUES                                                                                                (5,878)

INCLUDED IN TEST YEAR:
GROSS MERGER SAVINGS                                                                               (15,264)

CHANGE IN CONTROL AMORTIZATION                                                  1,160
OTHER CTA AMORTIZATION                                                          3,508
                                                                        ----------------
TOTAL CTA AMORTIZATION                                                                               4,668
                                                                                             -----------------


NET MERGER SAVINGS IN TEST YEAR                                                                    (10,596)

ADD BACK TO TEST YEAR COST OF SERVICE:
CUSTOMER SHARE (Attachment A1- Year 3, Col. 5)                                  5,878
SHAREHOLDER PORTION (Attachment A1- Year 3, Col. 6)                             4,718
                                                                        ----------------
                                                                                                    10,596
                                                                                             -----------------

NET RATE REDUCTION                                                                                                             0
                                                                                                                   ---------------

OKLAHOMA CUSTOMER RATE REDUCTION                                                                                          (5,878)
                                                                                                                   ===============

                                                                    Attachment 4

                    MITIGATION SALE HOLD HARMLESS METHODOLOGY

The following describes the methodology proposed by the Applicants to account for the margins from the Market Mitigation Sale in order to meet the Hold Harmless provisions of the agreements between the Applicants and the Arkansas, Louisiana and Oklahoma commissions.

Applicants will do an "after the fact" calculation, using actual hourly data, to reconstruct the dispatch and determine margins from the mitigation sale. This calculation will be referred to as the Regulatory Mitigation Reconstruction
(RMR). The RMR will not alter the methodology currently used by CSW under the CSW Operating Agreement to account for transactions by and between the CSW Operating Companies. The RMR will be used to determine if the mitigation sale resulted in negative margins, which should not be included in the retail customer eligible fuel and provide the mechanism by which the Applicants will ensure that retail customers are held harmless from this sale. The RMR will calculate the margins on a monthly basis, and any margins above credits to eligible fuel will be calculated and deferred monthly and refunded annually such that customers are protected from any negative margins on an annual basis.

The RMR will reconstruct the dispatch on a hourly basis using the installed generation capacity owned by the CSW Operating Companies (both off-line and on-line) plus the firm annual purchases included in CSW's CDR. The purchases will be used as dispatchable resources at the price incurred in that hour. (Firm annual purchases will be modeled as a reduction in load. Because the purchase expense and the MW amount are held constant in both production cost cases, the model ignores the purchase price for the firm annual purchases.) The generation resources will be economically dispatched to serve the actual hourly load included in the CSW Internal Economy dispatch level of the CSW Interchange Cost Reconstruction (ICR). The program will determine the cost of production for the level of dispatch referred as the Own Load Production Cost. The Mitigation Sale (scheduled in that hour) will then be added to the load and the dispatch performed again. The resulting production costs are referred to as the Total Production Cost. The difference between Total Production Cost and the Own Load Production Cost is the Mitigation Production Cost.

The energy revenues from the sale (S14/MWh) minus Mitigation Production Cost and the costs of hedges to manage fuel cost risks and any expenses due to the buy back provisions of the sale equals the Mitigation Margin. If the Mitigation Margin is positive then the margin would be treated in the same manner as any other off-system sales margin. The revenues received from the mitigation sale auction are referred to as the Mitigation Reservation Margin. These margins will be used to offset any negative Mitigation Margin calculated above. The Mitigation Margins will be deferred on a monthly basis and all gains and losses will be accumulated annually and flowed through 30 days after the end of a calendar year. Alternatively, if the Mitigation Margin is positive, the Mitigation Reservation Margin will be treated in the same manner as any other off-system sales margin. When the Mitigation Margin is negative for the month, then the Mitigation

                                                                    Attachment 4

                    MITIGATION SALE HOLD HARMLESS METHODOLOGY

Reservation Margin (calculated on an monthly basis) will be credited in an amount necessary to make the Mitigation Margin zero. If the Mitigation Margin is still negative, after giving full credit for the Mitigation Reservation Margin, this amount determines the monthly Hold Harmless credit applied to eligible fuel. The positive or negative monthly Mitigation Margin will be accrued monthly, and the Hold Harmless credits in a month may be reversed if Mitigation Reservation Margin is available in a succeeding month.

The expenses and revenues associated with the Mitigation Margin will be allocated to the CSW Operating Companies based on the relative participation of their units in the sale as determined in RMR.

The following is the RMR algorithm:

OWN LOAD - the sum of the CSW Operating Companies native load plus firm purchase and sale obligations.

OWN LOAD PRODUCTION COST (OLPC) - The cost of production to serve CSW Own Load requirement plus daily regulating and operating reserves. This is the Internal Economy dispatch level of ICR.

TOTAL PRODUCTION COST (TPC) - The cost of production to serve CSW Own Load requirements plus daily regulating and operating reserves plus the Mitigation Sale.

MITIGATION ENERGY SALES REVENUE (MESR) - The revenue associated with the Mitigation Energy, at $14/MWh.

MITIGATION PRODUCTION COST (MPC) - the cost or producing the energy to supply the Mitigation Sale.

MITIGATION MARGIN (MM) - Margin resulting from the mitigation sale.

MITIGATION RESERVATION MARGIN (MRM) - The annual revenue from the reservation fees determined in the mitigation auction. The annual revenue is divided by 12 to determine a monthly MRM.

ENERGY RECALL EXPENSE (ERE) - The payments made to the Mitigation Sale purchasers when CSW recalls the energy in order to serve firm native load. These payments will be calculated on an hourly basis.

MPC = TPC - OLPC
MM = MESR - MPC - ERE
If MM is negative, an amount of M4RM will be added in an amount to make MM positive. If MM is still negative, MM equals the Hold Harmless Credit.

                                                                    Attachment 4

                    MITIGATION SALE HOLD HARMLESS METHODOLOGY

Following are two examples: one representing a Summer load case and the other representing a Spring/Fall load case. In each example, it is assumed that the MRM value = $10,512,000/12 = $876,000.

SUMMER LOAD CASE


Operating Company               Load                       Generation                 Production Cost            $/MWh
-----------------               ----                       ----------                 ---------------            -----
CPL                             3500 MW                    3709 MW                       $57,455.55               15.49
PSO                             3000 MW                    2999 MW                       $48,015.25               16.02
SWEPCO                          3500 MW                    3432 MW                       $43,621.21               12.71
WTU                             1000 MW                    861 MW                        $20,018.25               23.25

CSW                             11000 MW                   11000 MW                     $169,110.26               15.37

Own Load Production Cost = $169,110.26

Add 300 MW Mitigation Sale:
CPL                             3500 MW                    3709 MW                       $57,455.55               15.49
PSO                             3000 MW                    3098 MW                       $49,905.25               16.11
SWEPCO                          3500 MW                    3632 MW                       $47,361.21               13.03
WTU                             1000 MW                    861 MW                        $20,018.25               23.25
CSW                             11000 MW                   11300 MW                     $174,740.26               15.46


TOTAL PRODUCTION COST = $174,740.26
WC = TPC - OLPC      $174,740.26 - 169,110.26 = $5,630.00
MITIGATION PRODUCTION COST = $5,630.00      $5630/300 MWh = $18.77/MWh
MM = MESR - MPC - ERE      MM = $4,200.00 - $5,630.00 - 0
MM = -$1430.00      If MM is negative for the month, MRM is added as
needed.
Assuming MM is the same for every hour of the month (30 days x 24 hours), MM would equal 720 x -$1430 = -$1,029,600.
MRM = $876,000 MM = -$1,029,600 + $876,000 = -$153,600 The whole monthly amount of MRM was applied.
THE MONTHLY HOLD HARMLESS CREDIT = -$153,600

                                                                    Attachment 4

                    MITIGATION SALE HOLD HARMLESS METHODOLOGY


SPRING/FALL LOAD CASE

Operating Company                         Load                  Generation            Production Cost        $/MWh
------------------                        ----                  ----------            ---------------        -----
CPL                                       3000 MW               3 100 MW              $45,767.23             14.76
PSO                                       2300 MW               2250 MW               $32,358.25             14.38
SWEPCO                                    2750 MW               2800 MW               $40,010.00             14.29
WTU                                       845 MW                745 MW                $11,735.45             15.75
CSW                                       8895 MW               8895 MW               $129,970.93            14.60
Own Load Production Cost =
     $129,870.93

Add 300 MW mitigation sale
CPL                                       3000 MW               310OMW                $45,767.23             14.76
PSO                                       2300 MW               2375 MW               $34,203.25             14.40
SWEPCO                                    2750 MW               2975 MW               $42,582.50             14.31
WTU                                       845 MW                745 MW                $11,735.45             15.75
CSW                                       8895 MW               9195 MW               $134,288.43            14.60



TOTAL PRODUCTION COST - $134,288.43
WC = TPC - OLPC      $134,288.43 - 129,870.93 = $4,417.50
MITIGATION PRODUCTION COST = $4,417.50      $4417.5/300 MW = $14.73/MWh
MM = MESR - MPC - ERE      $4,200.00 - $4,417.50 - 0 = -$217.50
MM = -$217.50      If MM is negative for the month, MRM is added as needed.
Assuming MM is the same for every hour of the month (30 days x 24 hours), MM would equal 720 x -$217.50 = -$156,600.
MRM = $876,000
$156,600 of MRM is credited to MM
MM = $0.00 The remaining $719,400 of MRM is treated as normal off-system sales margin.
THE MONTHLY HOLD HARMLESS CREDIT = $0.00

                                                                    Attachment 5

                             CAUSE NO. PUD 980000444
                      PROPOSED QUALITY OF SERVICE STANDARDS
  AMERICAN ELECTRIC POWER COMPANY, INC., AND CENTRAL AND SOUTH WEST CORPORATION



Standards related to the Company's customer service center calls:

- On an annual basis, the customer call center's average answer time for customer calls shall not exceed fifty-five seconds.

- As used in this paragraph, "answer" means the operator, service representative, or automated system is ready to render assistance and/or accept the information necessary to process the call.

- Answer time shall be measured from the first ring at the call enter or at the point the customer begins to wait in queue, whichever comes first.

- If AEP/CSW utilizes a menu driven, automated, interactive answering, the initial recorded message presented by the system to the customer shall only identify the Company and the general options available to the customer, including the option of being transferred to a live attendant. At any time during the call, the customer shall be transferred to a live attendant if the customer fails to interact with the system for a period of ten seconds following any prompt.

- Customers shall not be delayed from reaching the queue by any promotional or merchandising material not selected by the customer.

- Performance data during a "major event" or comparable term as such is used by the electric distribution company in its emergency plan, and subject to review and acceptance by the Commission shall be excluded from the calculation of monthly minimum service values pursuant to the paragraphs above. If the Company and the Commission cannot agree on the definition of a "major event" or comparable term, Staff and /or the Company may apply, within forty-five days after the submission of the Company's proposal, to the Commission for a hearing, file a written report and/or recommendations.

Standards related to the Company's response to requests for service:

- Ninety-five percent (95%) of the Company's application for new electric service, not involving a line extension or new facilities, shall be filled by the end of the next business day after the customer's location is ready for service and the customer submits a service request, excluding those orders where a later date was specifically requested by the customer.

- The Company will notify customers two days before non-emergency, temporary service interruptions required to improve or maintain performance of the Company's system, and shall meet its commitment in ninety-five percent (95%) of such instances.

- The Company shall comply with the deadlines established for meter testing, written reports on meter testing, and reconnection of service, in OAC 165:35 and any amendments thereto.

Standard related to the Company's Billing Adjustments:

- The Company shall maintain its infrastructure and customer service in such a manner that the average monthly rate of actual customer over-billing errors per 1,000 customers does not exceed ten. Estimated billings due to inclement weather, lack of access to customer premises, damaged metering equipment, and errors due to erroneous information provided from customers shall be excluded from this measurement.

All of the above standards and measurements are on a PSO Company-wide, 12-month basis. The customer service standards established under this agreement shall remain in effect for a period of no more than three years following the effective date of the merger. In the event the OCC changes any of its rules concerning customer service standards, such changes shall automatically be incorporated in this agreement. Additionally, these standards can be changed during the three-year period to reflect any performance-based ratemaking plans or rules for PSO and/or the electric industry.

Standard related to Customer Satisfaction:

- PSO shall provide a Customer Satisfaction Index Report to the OCC on an annual basis. This report will provide at a minimum data on: a.) the fairness and reasonableness of rates; b.) reliability/high quality service; c.) courteous and understanding employees; and, d.) quick service restoration after an outage. In addition, if a decline in the trend in the categories noted above is reported, PSO shall provide information to the OCC as to the actions being taken in order to correct such decline(s). The data to be provided in conjunction with this paragraph shall be provided (and maintained by the OCC) on a confidential basis.

Standards related to Company's Reliability Performance:

The merged company, AEP and CSW, commits to maintain its reliability performance for its Oklahoma retail customers as determined by the System Average Interruption Frequency Index (SAIFI) and the System Average Interruption Duration Index (SAIDI) within the range experienced during the period 1997 through 1999 (inclusive), absent a major outage event beyond the scope of any the PSO system experienced during the same period. The SAIFI and SAIDI indices are defined as shown below.

PSO will provide information/substantiation of its performance for each of these measures on an annual basis by the end of May of the year following the year in question.

                             Year                       97                         98                         99#
                             ----                       --                         --                         ---
SAIFI                                                   1.59                       1.54
SAIDI*                                                  158                        178

* These numbers reflect minutes.
# These numbers will be available by the time the merger is consummated.

                          AEP/CSW RELIABILITY MEASURES

1) System Average Interruption Frequency Index (SAIFI) is defined as the number of customers interrupted divided by the number of customers served. It is calculated by the equation:

                  SAIFI = number of customers interrupted
                          number of customers served

2) System Average Interruption Duration Index (SAIDI) is defined as the number of customer minutes of interruption divided by the number of customers served. It is calculated by the equation:

                  SAIDI = sum of all customer minutes of interruption
                          -------------------------------------------
                              number of customers served